Exhibit 99.1

Taiwan Liposome Company, Ltd.

2021 ANNUAL GENERAL MEETING MINUTES

(Translation)

Time:	August 19, 2021 (Thursday) at 9:00 a.m.
Venue:	7F, No. 3, Yuanqu St., Nangang Dist., Taipei City (Meeting room)
Attendance:

Total shares represented by shareholders present in person or by proxy: 52,833,401 shares. Total outstanding TLC shares: 84,154,934 shares. Percentage of shares held by shareholders present in person or by proxy: 62.78%.

Directors present(2):	Chang Shyang Enterprise Co., Ltd - Chan Yu Lee, May Kang
Directors present by proxy (1):	Keelung Hong
Others (2):	Chiahung Lin (C.P.A., PricewaterhouseCoopers,Taiwan), Jacqueline Fu (Attorney, K&L Gates)

Chairman：Chan Yu Lee	Recording Secretary：Carina Chen

Calling the meeting to order：A quorum was met in accordance with Article 174 of the Company Act, and the Chairman called the meeting order.

Chairman’s Remarks: (omitted)

I. Items for Reporting

Item No. 1:	The 2020 operational report and the implementation report for the sound operating plan.

Explanation:

1.	The 2020 operational report can be found on Handbook under Exhibit 1.
2.	The implementation report for the sound operating plan can be found on Handbook under Exhibit 2.

Item No. 2:	The report on implementation status for the private placement of 2020.

Explanation:

The proposal for the private placement of 2020 was approved by the general meeting of 2020. However, the outbreak of the COVID-19 pandemic slowed down investment activities worldwide, and the Company failed to accomplish private placement within the stipulated period.

Item No. 3:	The review audit report for 2020 prepared by the Audit Committee.

Explanation:

The audit committee’s review report for 2020 can be found on Handbook under Exhibit 3.

Item No. 4:	Amendments to the “Rules of Procedures for Board Meetings” and the “Codes of Ethics for Directors and Managerial Officers.”

Explanation:

The comparison tables for the amendments to the Company’s “Rules of Procedures for Board Meetings” and the “Codes of Ethics for Directors and Managerial Officers” can be found on Handbook under Exhibit 4.

II. Items for Ratification

Item No. 1:	Ratify the 2020 financial statements and the operational report. (Proposed by the Board of Directors)

Explanation:

1.

The 2020 individual and consolidated financial statements have been audited by independent certified public accountants Lin Chia-Hung and Liang Hua-Ling of PricewaterhouseCoopers Taiwan, and an audit report has been issued without reservations.
2.

The aforementioned financial statements and operational report have been approved by the Company's Audit Committee and the Board of Directors. Thus, the Board of Directors hereby submits the aforementioned financial statements and operational report to the shareholders’ meeting for ratification.

3.

Independent certified public accountant’s reports and other financial statements can be found on pages 26 to 45 of this Handbook under Exhibit 5. The operational report can be found on pages 12 to 17 of this Handbook under Exhibit 1, and the Audit Committee's review report can be found on Handbook under Exhibit 3.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,708,989 shares (including 2,868,170 votes cast by electronic means), approximately 99.76% of voting shares; the number of shares voting against the resolution was 24,067 shares (including 24,067 votes cast by electronic means), 0.04% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 100,345 shares (including 70,442 votes cast by electronic means), approximately 0.18% of voting shares. This agenda item was hereby approved as proposed.

Item No. 2:	Ratify the 2020 deficit compensation proposal. (Proposed by the Board of Directors)

Explanation:

1.

The Company’s 2020 financial statements, after being audited by independent certified public accountants, showed a deficit for the period of NT$981,516,757, and after adding this amount into the accumulated deficit as of the beginning of 2020 and making relevant adjustments, showed an accumulated deficit of NT$2,699,973,887 in 2020, an amount that is no less than half of the Company’s paid-in capital. It is proposed to compensate for the aforementioned deficit out of the realized capital reserve in an amount of NT$2,167,953,950, and the accumulated deficit after the aforementioned compensation would be NT$532,019,937. Please refer to the 2020 Deficit Offset Statement below for more details.

2.	Due to the lack of retained earnings, the Company does not intend to distribute dividends and bonuses this year.

Taiwan Liposome Company, Ltd.

2020 Deficit Offset Statement

(In NTD)

Items	Amount
	Subtotal	Total
Undistributed Earnings in the beginning of 2020	($1,717,774,746)

2020 retained earnings adjustment	(682,384)

Undistributed Earnings with adjustments	(1,718,457,130)

2020 net income (deficit)	(981,516,757)

Deficit to be offset at the end of 2020		($2,699,973,887)

Deficit Offset

Capital reserve – common share premium	2,167,953,950	2,167,953,950

Accumulated deficit at the end of 2020		($532,019,937)

Chairman of the Board:	Officer:	Head of the Accounting Dept.:

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,722,988 shares (including 2,882,169 votes cast by electronic means), approximately 99.79% of voting shares; the number of shares voting against the resolution was 25,068 shares (including 25,068 votes cast by electronic means), 0.04% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 85,345 shares (including 55,442 votes cast by electronic means), approximately 0.16% of voting shares. This agenda item was hereby approved as proposed.

Item No. 3:	Ratify the amendments of the plan relating to the 2020 secondary public offering. (Proposed by the Board of Directors)

Explanation:

1.

2020 capital increase by cash contribution plan of the Company (with respect to the issuance of 10,000,000 ordinary shares, the “Plan”) was filed and effective on May 13, 2020 pursuant to the Financial Supervisory Commission’s letter No. 1090339701 (the integrated Plan comprises of 2018 overseas depositary receipts and 2019 secondary public offering).

2.

The purpose of the revised plan is to maintain the Company’s ability to continue research and development and expand research for new forms/new formulas, and it is necessary to re-allocate the resources for these purposes. The revised Plan should not have a material effect on shareholders’ interests.

3.	The changes to the Plan and the summary of opinion of original lead underwriter can be found on Handbook under Exhibit 6.
4.	The changes to the Plan were approved by the Board of Directors of the Company on March 30, 2021, except that it will be announced pursuant to the competent authority’s related regulations.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,707,989 shares (including 2,867,170 votes cast by electronic means), approximately 99.76% of voting shares; the number of shares voting against the resolution was 25,067 shares (including 25,067 votes cast by electronic means), 0.04% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 100,345 shares (including 70,442 votes cast by electronic means), approximately 0.18% of voting shares. This agenda item was hereby approved as proposed.

III. Items for Discussion

Item No. 1:	Proposal on releasing directors from non-competition restrictions. (Proposed by the Board of Directors)

Explanation:

1.

In order to meet the actual business needs of the Company, it is proposed to present to the general meeting for approval, pursuant to Article 209 of the Company Act, a proposal to release the directors from non-competition restrictions with regard to engaging in business that falls within the scope of the Company’s business, either for the director himself/herself or on behalf of others, provided that such engagement shall not impair the Company’s interests.

2.	The details of competing activities engaged in by the directors are listed on Handbook under Exhibit 7.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,714,189 shares (including 2,873,370 votes cast by electronic means), approximately 99.77% of voting shares; the number of shares voting against the resolution was 39,067 shares (including 39,067 votes casted by electronic method), 0.07% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 80,145 shares (including 50,242 votes cast by electronic means), approximately 0.15% of voting shares. This agenda item was hereby approved as proposed.

Item No. 2:	Approval to issue new restricted employee shares. (Proposed by the Board of Directors)

Explanation:

1.

To attract and retain the professional talents required by the Company, to enhance the coherence of employees, and to create benefits to the Company and its shareholders, the Company intends to issue 2021 Restricted Employee Stock, pursuant to Section 8 of Article 267 of the Company Act and related rules, including the Regulations Governing the Offering and Issuance of Securities by Securities Issuers.

2.

The Company intends to issue 840,000 Restricted Employee Stock (the “Restricted Employee Stock”), representing 0.99% of an aggregate number of all shares issued by the Company, and in addition to the number of employees stock option certificates issued by the Company, representing no more than 15% of the aggregate number of all shares issued by the Company, in compliance with the limitation set in the Article of Incorporation.

3.	The content and items of the Restricted Employee Stock are as follows:

(1)	Aggregate Number and Amount of the Restricted Employee Stock: NTD8,400,000 divided into 840,000 ordinary shares with a par value of NTD10.
(2)	Conditions of Issuance:
A.	Issue Price: NTD10 per share.
B.	Conditions of Vesting:
-

Thirty percent of the Restricted Employee Stock shall be vested on the first anniversary of the subscription date if the employee is still employed and does not breach any provision of the labor contract between the Company and him/her during such first year.

-

An additional thirty percent of the Restricted Employee Stock shall be vested on the second anniversary of the subscription date if the employee is still employed and does not breach any provision of labor contract between the Company and him/her during such second year.

-

The remaining forty percent of the Restricted Employee Stock shall be vested on the third anniversary of the subscription date if the employee is still employed and does not breach any provision of labor contract between the Company and him/her during such third year.

C.	Class of Restricted Employee Stock: New ordinary shares of the Company.
D.	Lack of compliance with the Vesting Conditions or Occurrence of Inheritance:

In the event of a failure to comply with the vesting conditions or other events, the results will be as follows, and the Company authorizes the Board of Directors to establish rules governing the issuance of Restricted Employee Stock to supplement such matters:

-

Voluntary resignation, other termination of employment (including termination of employment, dismissal and discharge which does not require prior notice), leave without pay and parental leave, death. The Company shall buy back the shares at the original issuing price and cancel the shares in accordance with applicable laws.

-

Retirement, disability or death caused by work injury. Unless otherwise approved by the Board of Directors, the Company shall buy back the shares at the original issuing price and cancel the shares in accordance with applicable laws.

-	Re-designation, vested ratio of unvested Restricted Employee Stock held by such employees shall be determined by the Chairman.
-	If change of control events occur due to merger or acquisition, all subscribed shares shall be deemed vested before the closing of aforesaid events.
E.	The rights of distribution or allocation attached to the Restricted Employee Stock shall be the same as ordinary shares of the Company.
(3)

The Eligibility of Employees and Number of Restricted Employee Stock eligible for subscription: Eligible employees are full-time employees of the Company as of the actual issue date; the number of shares an employee can subscribe for will be determined after taking into consideration factors such as grade, readiness, overall contributions and development potential of the employee.

(4)

The necessity to issue the Restricted Employee Stock: To attract, and retain the professional talents required by the Company, to enhance the coherence of employees, and to create benefits to the Company and the shareholders.

(5)

Expected expense amount, dilution of EPS and other factors affecting shareholders’ equity: Based on NTD73.11, the average closing price of a share of the Company, calculated by 30 business days prior to February 26, 2021, the total expected expense amount is NTD53,012 thousand, the annual amortized expense from 2021 to 2024 respectively will be NTD5,083 thousand, NTD28,309 thousand, NTD13,713 thousand, and NTD5,906 thousand, and the dilution to EPS from 2021 to 2024 respectively will be NTD0.06, NTD0.34, NTD0.16, and NTD0.07. Accordingly, this will not result in a material impact on the shareholders’ equity.

4.	Upon the approval of this agenda item by the general meeting, the Board will convene a meeting to adopt rules for the 2021 issuance of restricted employee stock.
5.

Upon approval of this plan, completion of the rules for the 2021 issuance of Restricted Employee Stock established by the Board, and preparation of the relevant documents, the Company will apply for approval from the authority, and issue the Restricted Employee Stock in accordance with applicable laws and regulations. In the period of such application, if the rules for the 2021 issuance of Restricted Employee Stock or the relevant documents are required by the authority to be amended, the Chairperson of the Board is authorized to amend and supplement the rules for the 2021 issuance of Restricted Employee Stock, provided that the Restricted Employee Stock shall be issued after the amended rules for the 2021 issuance of Restricted Employee Stock are submitted to and passed by the Board. If there is any matter not set forth in this plan, the Board of Directors or anyone authorized by the Board of Directors are fully authorized to revise and conduct such matter in accordance with applicable laws except as otherwise provided by law.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,631,358 shares (including 2,790,539 votes cast by electronic means), approximately 99.61% of voting shares; the number of shares voting against the resolution was 125,698 shares (including 125,698 votes cast by electronic means), 0.23% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 76,345 shares (including 46,442 votes cast by electronic means), approximately 0.14% of voting shares. This agenda item was hereby approved as proposed.

Item No. 3:	Proposal for issuance of securities by public offering or private placement. (Proposed by the Board of Directors)

Explanation:

1.

It is proposed that in order to meet the Company’s need for long term development and to raise long term capital, the Company will take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to issue overseas depositary receipts and/or issuance domestic ordinary shares and/or privately placement of ordinary shares once or at multiple times with appropriate timing, taking into account the condition of the capital market and the actual fiscal needs of the Company in accordance with relevant laws and regulations and the Company’s Articles of Incorporation.

2.	The scope of this offering of securities (including the public offering and/or private placement) shall be within the limit of 30,000,000 shares.
3.

The Board of Directors and/or the Chairperson are fully authorized to administer the main contents of this proposal, including but not limited to the number and amount of issuance, issue price, conditions of the issuance, manners of underwriting, rules for this issuance of securities, use of capital, expected progress, expected benefits, and any other matters related to this issuance, including where there is any change in the relevant laws and regulations or a request from the competent authority, based on operational assessments or enactment or amendments made in response to subjective environments afterwards.

4.	The explanation regarding the manner and content of this issuance can be found on Handbook under Exhibit 8.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,731,212 shares (including 2,890,393 votes cast by electronic means), approximately 99.80% of voting shares; the number of shares voting against the resolution was 26,044 shares (including 26,044 votes cast by electronic means), 0.04% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 76,145 shares (including 46,242 votes cast by electronic means), approximately 0.14% of voting shares. This agenda item was hereby approved as proposed.

Item No. 4:	Discuss the proposed amendments to the Company’s Articles of Incorporation.(Proposed by the Board of Directors)

Explanation:

1.	It is proposed to amend the Company’s Articles of Incorporation pursuant to Article 162 and 228-1 of the Company Act.
2.	A Comparison Table for the amendments to the Company’s Articles of Incorporation can be found on Handbook under Exhibit 9.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,717,989 shares (including 2,877,170 votes cast by electronic means), approximately 99.78% of voting shares; the number of shares voting against the resolution was 24,067 shares (including 24,067 votes cast by electronic means), 0.04% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 91,345 shares (including 61,442 votes cast by electronic means), approximately 0.17% of voting shares. This agenda item was hereby approved as proposed.

Item No. 5:	Discuss the proposed amendments to the Company’s “Rules of Procedure for Shareholders Meetings.” (Proposed by the Board of Directors)

Explanation:

1.

It is proposed to amend the Company’s “Rules of Procedure for Shareholders Meetings” pursuant to the official announcement from the Taipei Exchange dated February 9, 2021 (official letter number: 11000519041).

2.	A Comparison Table for the amendments to the Company’s “Rules of Procedure for Shareholders Meetings” can be found on Handbook under Exhibit 10.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,717,989 shares (including 2,877,170 votes cast by electronic means), approximately 99.78% of voting shares; the number of shares voting against the resolution was 24,067 shares (including 24,067 votes cast by electronic means), 0.04% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 91,345 shares (including 61,442 votes cast by electronic means), approximately 0.17% of voting shares. This agenda item was hereby approved as proposed.

Item No. 6:	Discuss the proposed amendments to the Company’s “Rules and Procedures on Election of Directors.” (Proposed by the Board of Directors)

Explanation:

1.

It is proposed to amend the Company’s “Rules and Procedures on Election of Directors” pursuant to the official announcement from Taipei Exchange dated June 12, 2020 (official letter number: 10900582661).

2.	A Comparison Table for the amendments to the Company’s “Rules and Procedures on Election of Directors” can be found on Handbook under Exhibit 11.

Resolution: The number of shares represented by shareholders attending the Meeting was 52,833,401 shares; the number of shares voting to approve the resolution was 52,717,989 shares (including 2,877,170 votes cast by electronic means), approximately 99.78% of voting shares; the number of shares voting against the resolution was 24,067 shares (including 24,067 votes cast by electronic means), 0.04% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 91,345 shares (including 61,442 votes cast by electronic means), approximately 0.17% of voting shares. This agenda item was hereby approved as proposed.

IV. Ad Hoc Motions : None.

V. Adjournment: 09:37 a.m., the Chairman adjourned the Meeting.

Exhibit 1

Operational Report

Dear Shareholders:

1.1	Business Result in 2020

The Company continues to grow at a steady pace this year. In accordance with our business plan, the Company has achieved its operational objectives with the help of your continuous support.

(1)	Results of Execution of 2020 Business Plan

Taiwan Liposome Co., Ltd.’s revenue for fiscal 2020 was NT$102 million, which is a decrease of NT$107 million or 51%, from NT$209 million in 2019. Total comprehensive loss of NT$981 million for the period represented an increase of NT$171 million (or 21%) from the NT$810 million registered in 2019.

The Company continues to focus on projects in the three major areas of pain management, ophthalmology and oncology this year. The main achievements are summarized below.

•

TLC599, a BioSeizer sustained release formulation of dexamethasone sodium phosphate (DSP) intended for the treatment of osteoarthritis (OA) pain, has completed patient enrollment in its Phase III clinical trial, EXCELLENCE. The dedication of the research site staff and trial participants and their commitment to EXCELLENCE facilitated the advancement, especially during the COVID-19 pandemic. We continue to monitor each patient in the trial closely as they receive the second injection.

•

TLC590, a non-opioid BioSeizer sustained release formulation of ropivacaine for post-surgical pain management, completed patient enrollment in the Phase II clinical trial in bunionectomy. The results show that TLC590 demonstrated greater reductions in pain than both placebo and bupivacaine from 0 hours through the end of the study at 168 hours. TLC590 achieved statistically significant pain relief over both placebo and bupivacaine at 0-12, 0-24, 0-26 and 0-48 hours. TLC590 significantly delayed the median time to first post-operative opioid use, and the total post-operative opioid consumption was less than both placebo and bupivacaine at every time point through 168 hours. TLC590 was well-tolerated, with a safety profile comparable to bupivacaine and placebo. Most adverse events were mild and unrelated to the treatment. There were no serious adverse events in the TLC590 group.

In addition, we are developing TLC19 Liposome Inhalation Suspension for prophylaxis and treatment of severe lung diseases such as COVID-19. TLC19 utilizes TLC’s existing proprietary liposome technology to encapsulate ~1/100 of the oral hydroxychloroquine (HCQ) dose into an inhalable formulation for direct deposit into the airways and lungs. Main achievements include:

•

A manuscript which has been peer-reviewed and published by Clinical and Translational Science (CTS) journal. Comparing equivalent doses of inhalable liposomal HCQ to intravenous (to represent oral) unformulated HCQ, inhalable liposomal HCQ achieved increased exposure (~30-fold) and half-life (~2.5-fold) in the lungs while also achieving lower blood and heart exposure.

•	Australian and Taiwan approval and initiation of a Phase I clinical trial, which is ongoing.

TLC also made great progress in Ampholipad®, a complex generic liposomal amphotericin B drug for the treatment of systemic fungal infections.

•

The Taiwan Food and Drug Administration (TFDA) has approved the Scale-up & Post-approval Changes application for Ampholipad®. The approval comes after TLC successfully demonstrated bioequivalence of Ampholipad® to Gilead’s AmBisome® in all three forms and in both large and small batches, making Ampholipad® the first and only drug to have achieved such a feat.

•	The Marketing Authorization Application (MAA) for Ampholipad® has been accepted by the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA).

With respect to corporate development,

•

TLC is working in collaboration with MicroBase Technology Corporation, who specializes in the development of inhalation devices for the treatment of respiratory diseases with an ISO 17025 accredited laboratory capable of aerosol performance analysis, to expedite the development of TLC19’s inhalation suspension formulation.

•

A new subsidiary, InspirMed™, which will focus on inhalable liposomal treatments in both acute and chronic lung diseases, was established. InspirMed’s pipeline will include TLC19 and other severe acute as well as chronic lung disease programs, with potential indications including childhood interstitial lung disease (ILD), rheumatoid arthritis associated ILD, and idiopathic pulmonary fibrosis.

•

The successful approval of Scale-up & Post-approval Changes application for Ampholipad™ is achieved by working with Yung Shin Pharmaceutical Industrial Co. (YSP). , making Ampholipad™ can now be manufactured at a  capacity capable of meeting increasing global demands.

•

In conjunction with 3SBio, the application of MAA for Ampholipad™ in China was accepted by CDE of the NMPA. Under the terms of the partnership with 3SBio, TLC has received a milestone payment for achieving this regulatory landmark.

•

The Company has signed the first term sheet for a certain territory in Latin America, with options in other markets. More details regarding the collaboration will be disclosed following the execution of a formal agreement.

On the operations side, for the sixth consecutive year, the Company has been ranked in the top 5% of all TWSE- and TPEx- listed companies in the annual Corporate Governance Evaluation. 901 TWSE-listed companies and 699 TPEx-listed companies were evaluated, with the top 5% being the highest ranking group. Among a total of 1,600 companies, TLC was the only biotech company to stay in the top 5% for the sixth consecutive year. These extraordinary achievements reflect the Company's unyielding efforts to improve corporate governance and information disclosure, as well as its high regard for the interests of all shareholders.

(2)	Research and Development

Progress of the Company’s drug R&D activities is summarized as follows:

•

TLC599 has completed patient enrollment in its Phase III pivotal clinical trial. This clinical trial is a multi-center, randomized, double-blind, placebo- and active comparator-controlled pivotal study that has dosed 504 knee OA patients at 41 sites in the US and 5 sites in Australia and will evaluate the efficacy and safety of single as well as repeated doses of TLC599. The Phase III trial is based on the outstanding results of a Phase II clinical trial, a fruitful End-of-Phase II meeting with the U.S. Food and Drug Administration (FDA), and consensus with the FDA that, if successful, a single global pivotal Phase III trial would be sufficient to support a New Drug Application (NDA) submission.

•

TLC590 has completed a Phase II clinical trial in patients following bunionectomy. The trial compared TLC590 with normal saline placebo and the current standard of care for postsurgical pain relief, bupivacaine, in 150 patients randomized at the ratio of 1:1:1. The results show that TLC590 demonstrated greater reductions in pain than both placebo and bupivacaine through 168 hours. We are working on the discussions with regulatory bodies to efficiently bring TLC590 to market.

•

ProDex™/TLC399, a BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO, continues its Phase II clinical trial in the U.S. Business partnership negotiations are underway to augment revenue and enhance the company’s overall interests and long-term value.

•

The maximum tolerated dose of TLC178 with administration has been determined in the Phase I/IIa, open-label, dose-escalation study at sites in Taiwan and the U.S. Business partnership negotiations for TLC178 are underway to augment revenue and enhance the company’s overall interests and long-term value.

•	TLC599 has been granted the patent of “Method of Treating Arthritis” in Canada, South Africa, and South Korea. Under the same patent family, a continuation application pursuing extended claims has been granted in the United States.
•

ProDex™/TLC399 has been granted the patent of “Ophthalmic Drug Delivery System Containing Phospholipid and Cholesterol” in Brazil. Under the same patent family, a continuation application pursuing extended claims has been granted in the United States.

•	ProDex™/TLC399 has been granted the patent of “Pharmaceutical Compositions To Reduce Complications of Ocular Steroid” in Brazil and China.
•	TLC178 has been granted the patent “Controlled Drug Release Liposome Composition” by Canada and Russia.
•	TLC178 has been granted the patent “Engineering a Control Drug Release Profile via Liposome Composition in Both Aqueous and Non-aqueous Compartments” by New Zealand and Japan.
•

TLC388 (Lipotecan®), the radiation sensitizer for hepatocellular carcinoma (HCC), was granted the patent of “Pharmaceutical Compositions of Hydrophobic Camptothecin Derivatives” in South Africa. Under the same patent family, a continuation application pursuing extended claims has been granted in the United States.

(3)	Results of Execution of 2020 Budget：NA
1.2	Annual Plan in 2021
(1)	Business Strategies

The Company will continue to focus on its two main technology platforms of sustained release delivery and targeted delivery under LipAD™, or Lipid-Assembled Delivery, systemically expanding the application of the two platforms as well as their patent with the company’s experience and expertise.

The company’s know-how in platform modification and formulation optimization of various drugs to treat various diseases, coupled with continuous patent filings, will shorten the R&D process, reduce costs, mitigate risks, and ensure profitability after product approval.

In addition, the Company will continue to focus on the areas of pain management, ophthalmology and oncology by utilizing its own or incorporating others’ technologies or drugs and adopting the most appropriate regulatory pathway to fulfill unmet medical needs. The Company will steadily and strategically avail of its R&D findings towards commercialization of products.

(2)	Key production and distribution strategies
A.	Operation planning and production and distribution strategies

a.	Create turnkey solutions to increase the scale of production and work in collaboration with domestic and foreign GMP manufacturers with respect to such production.
b.

Enhance human resources management in each of the Company’s subsidiaries. TLC has appointed Thomas H. Bliss Jr., prior head of business development at Amgen and Baxter and once independent board member at TLC, to lead the company its global corporate and business development efforts.

c.

Make use of the resources available to the Company so as to allow the Company to become familiarized with local laws, regulations and medical needs, which will improve its position when submitting MAAs to local governments and applying for government subsidies. The subsidiaries should form a close relationship with its local business partners, from which the Company can better identify local market trends.

d.	Expand production and distribution networks through different product distribution strategies in order to reduce operating risks.
B.	Research and product development strategies
a.	Focus on the development and commercialization of LipAD™.
b.	Extend products into other indications by exploring market needs and trends.
c.

Encourage pharmaceutical companies to enter into technical collaboration arrangements. More collaboration opportunities mean the Company can observe relevant markets more closely and, as a result, develop products that cater to each market. Through this collaboration scheme, costs can be shared with cooperating partners, and the access of the product to the relevant markets is also secured with such scheme, which will significantly reduce R&D costs and risks. By collaborating with international pharmaceutical companies, the Company can increase its R&D capacity.

d.	Develop derivative drugs by combining the Company's know-how with that of other companies through technical collaboration.
1.3	Future Corporate Strategy

The Company strives to improve upon original drug properties to achieve less toxicity, fewer side effects, and better or longer efficacy through its drug delivery systems and formulation designs. The company will not only emphasize on developing products which address unmet medical needs, but also assist international pharmaceutical companies with problems they encounter in developing new drugs, providing assistance with research on particular drugs or technologies, and collaborating with them in developing new products. Through these technical collaborative relationships, the Company can bring good to patients suffering from related illnesses.

1.4	External Impacts on Corporate Operating

By modifying existing drugs, New Formulation drugs came into the international spotlight in recent years for their relatively lower development risks, shorter time-to-market, existing markets, and most importantly, patentability. With its pipeline filled with New Formulation drugs, Taiwan Liposome Company is well positioned to take advantage of the trend.

Taiwan Liposome Company, Ltd.

Chairman of the Board: Keelung Hong
General Manager: George Yeh
Head of the Accounting Dept.: Carina Chen

Exhibit 2

Taiwan Liposome Company, Ltd.

Implementation Report of the Sound Operating Plan

Taiwan Liposome Company (“the Company” or “TLC”) insists on continuous research and development in technology platforms for their application to drug development. TLC attaches great importance on reviewing the research and development (R&D) milestones of each stage. From our base in Taiwan, we aim to expand our business globally. Because R&D is an ongoing process, under the premise of R&D first, operational performance can be improved in the following areas:

1. Royalty income

TLC formulates licensing strategies based on supply and demand and competition with respect to each drug in the market and in accordance with the Company’s resources. It negotiates patent licensing and cooperative business models at an appropriate time to enjoy profit-sharing from royalties once the drug is launched. The operating revenue was NT$101,928 thousand in 2020, a decrease of 51.26% from NT$209,140 thousand in 2019 and a decrease from the planned amount.

2. R&D management

The Company continuously researches and develops technology platforms to be applied to drug development. Under the premise of developing uniqueness and mastering key technologies and through prudent R&D management, checkpoints are set at the three R&D milestones: front-end molecular research, preclinical studies, and clinical trials, to effectively advance the R&D goals.

(1) Preclinical studies

The TLC animal facility performs tests pursuant to the GLP spirit. When external GLP testing is necessary, the Company performs preliminary trials in pharmacology-toxicology. This check point allows the Company to submit results to the Contracted Research Organization (CRO) for reference in order to reduce the chance of GLP failing.

(2) Clinical trials (or bioequivalent studies)

The recruitment of human subjects for testing of a drug is subject to the approval of the legal authority that recognizes the usage of such drugs in human therapeutic trials. Our performances in the last year (2020) included launching stage 3 pivotal clinical trials for

TLC599, a new dosage and new formula long-term release arthritis drug, for which patient enrollment of the Phase III pivotal clinical trial has been completed. The clinical trials of non-opiate post-surgery long-term analgesic TLC590 in patients following bunionectomy were also completed. Results show that TLC590 demonstrated greater reductions in pain than both the placebo and bupivacaine. The budget of the program of TLC590 phase II clinical trial amounting to NT$197,570 thousand had been approved by the Minister of Economic Affairs; the technology project subsidies amounting to NT$19,757 thousand will be granted according to the R&D timeline.

(3) Manufacturing and production

TLC adopts an organizational approach to master production process expansion technology. To ensure the success of R&D results and mass production, the Company works from tailor-made machinery and equipment for mass production and makes use of on-site technology transfers and process monitoring. TLC is continuing the manufacture of TLC599 in the United States.

In addition, TFDA has officially approved the company’s Scale-up & Post-approval Changes application for Ampholipad™, a generic liposomal amphotericin B drug for the treatment of systemic fungal infections, making Ampholipad™ the first and only drug to have achieved such a feat. The CDE of the NMPA has accepted its MAA for Ampholipad™ ,  a complex generic of Gilead’s AmBisome®. AmBisome® is currently not available in mainland China.

The sum of R&D and administrative expenses amounted to NT$1,113,272 thousand in 2020, an increase of 8.42% from NT$1,026,796 thousand in 2019. However, this number is smaller than the planned amount.

Exhibit 3

Taiwan Liposome Company, Ltd.

Audit Committee’s Review Report

To All Shareholders of Taiwan Liposome Company, Ltd.:

The Board of Directors has prepared and submitted the Company’s 2020 Business Report, Standalone Financial Statements, Consolidated Financial Statements and Proposal to offset the deficit of 2020 to the Company’s Audit committee for review, of which the Standalone Financial Statements and Consolidated Financial Statements were audited by independent certified public accountants, Lin, Chia-Hung and Liang, Hua-Ling, of PricewaterhouseCoopers Taiwan, pursuant to which an audit report has been prepared. According to such audit report, the abovementioned documents present fairly, in all material respects, the Company’s financial position, financial performance and the cash flows. The audit committee has reviewed each of the aforementioned documents and has not found any inaccuracies. Therefore, I hereby submit this report in compliance with Article 14 of the Securities and Exchange Act and Article 219 of The Company Act.

Date: March 30, 2021

Taiwan Liposome Company, Ltd.
/s/ May Kang
Name:	May Kang
Title:	Chairman of the Audit Committee

Exhibit 4

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendments to the Rules of Procedures for Board Meetings.

Article Number	After Amendment	Before Amendment	Explanation
Article 7	Chairman of the Board of Directors and the Acting Chairman	Chairman of the Board of Directors and the Acting Chairman	Proposed revisions pursuant to relevant laws and regulation and changes the sequences of provisions.

In the event that a Meeting is called by the chairman of the Board of Directors, the chairman shall preside over the Meeting. However, the Director who receives votes representing the largest proportion of voting rights at the shareholders’ meeting of the Company shall call and chair the first Meeting of each newly elected Board of Directors of the Company. If there are two (2) or more Directors who are entitled to convene the above-mentioned initial Meeting, these Directors shall elect one person by and from among themselves to call and preside over the first Meeting.

The chairman of the Board of Directors of the Company shall call and preside over the Meeting. However, the Director who receives votes representing the largest proportion of voting rights at the shareholders’ meeting of the Company shall call and chair the first Meeting of each newly elected Board of Directors of the Company. If there are two (2) or more Directors who are entitled to convene the above-mentioned initial Meeting, these Directors shall elect one person by and from among themselves to call and preside over the first Meeting.

In the event that a Meeting is called by a majority of the Directors pursuant to paragraph 4 of Article 203 or paragraph 3 of Article 203-1 of the Company Act, the Directors shall elect one Director from among themselves as the chairman of the Meeting.

(newly added)

The chairman of the Board of Directors shall preside over the Meetings. In his/her absence, the chairman of the Board of Directors may designate a Director as the chairman of the Meeting. In the absence of such a designation, the Directors shall elect a Meeting chairman from among themselves.

The chairman of the Board of Directors shall preside over the Meetings. In his/her absence, the chairman of the Board of Directors may designate a Director as the chairman of the Meeting. In the absence of such a designation, the Directors shall elect a Meeting chairman from among themselves.

Article 11	Agenda Discussions (omitted)	Agenda Discussions (omitted)	Changes the sequences of provisions.

If at any time during the proceeding of a Meeting, the Directors sitting at the Meeting is less than half of the Directors present at the Meeting, then upon motion by the Directors sitting at the Meeting, the chairman shall declare a suspension of Meeting, in which case paragraph 5 of Article 8 shall apply mutatis mutandis.

If at any time during the proceeding of a Meeting, the Directors sitting at the Meeting is less than half of the Directors present at the Meeting, then upon motion by the Directors sitting at the Meeting, the chairman shall declare a suspension of Meeting, in which case paragraph 3 of Article 8 shall apply mutatis mutandis.

Article Number	After Amendment	Before Amendment	Explanation
Article 12	Matters Required for Discussion	Matters Required for Discussion	Proposed revisions pursuant to relevant laws and regulation.

The following matters are required to be submitted to the Board of Directors for discussion：

1.Business plans of the Company;

2.Annual financial report and semi-annual financial report which, under relevant laws and regulations, need not be audited and attested by a certified public accountant (CPA);

(omitted)

The following matters are required to be submitted to the Board of Directors for discussion：

1.Business plans of the Company;

2. Annual financial report and semi-annual financial report, with the exception of semi-annual financial reports which, under relevant laws and regulations, need not be audited and attested by a certified public accountant (CPA);

(omitted)

Article 15	Recusal of Directors	Recusal of Directors	Proposed revisions pursuant to relevant laws and regulation and changes the sequences of provisions.

At a Meeting in which a Director or a juristic person that the Director  represents is an interested party and his or her participation is likely to prejudice the interest of the Company, the director shall state his or her opinions or answer to questions at the Meeting, but is prohibited from participating in discussion of or voting on a matter, and shall physically withdraw himself or herself from participating in the discussion or voting on such matter, and likewise is prohibited from voting on such matter as a proxy of another Director.

At a Meeting in which a Director or a juristic person that the Director  represents is an interested party and his or her participation is likely to prejudice the interest of the Company, the director shall state his or her opinions or answer to questions at the Meeting, but is prohibited from participating in discussion of or voting on a matter, and shall physically withdraw himself or herself from participating in the discussion or voting on such matter, and likewise is prohibited from voting on such matter as a proxy of another Director.

Where a spouse, a blood relative within the second degree kinship of a Director, or any company which has a controlling or subordinate relationship with a Director has an interest in the matters under discussion in the Meeting, such Director shall be deemed to have a personal interest in the matter.

(newly added)

With respect to a resolution at a Board of directors meeting, the provisions of Article 180, paragraph 2 of the Company Act, as applied mutatis mutandis under Article 206, paragraph 4 of the same Act, shall apply in cases where a Director is prohibited by the preceding paragraph from exercising voting rights.

With respect to a resolution at a Board of directors meeting, the provisions of Article 180, paragraph 2 of the Company Act, as applied mutatis mutandis under Article 206, paragraph3 of the same Act, shall apply in cases where a Director is prohibited by the preceding paragraph from exercising voting rights.

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendments to the Codes of

Ethics for Directors and Managerial Officers.

Article Number	After Amendment	Before Amendment	Explanation
Article 3	Content	Content s	Proposed revisions pursuant to relevant laws and regulation.
	1.To prevent conflict of interest	1.To prevent conflict of interest

A “conflict of interest” can occur when a director’s or manager’s personal interest is adverse to - or may appear to be adverse to - the interests of the Company as a whole. Conflicts of interest also arise when a director or manager, or a member of his or her immediate family which refers to a person's spouse, and relatives within the second degree of kinship, receives improper personal benefits as a result of his or her position as a director or manager of the Company.

While the Company involves in a loan to, providing a guarantee of the obligations of, conducting a material transaction with, selling products to or purchasing products from a director or manager (or a member of his or her immediate family), the Company shall be aware of any conflict of interests.

The Company’s directors and managerial officer shall disclose promptly to the Company any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company.

A “conflict of interest” can occur when a director’s or manager’s personal interest is adverse to - or may appear to be adverse to - the interests of the Company as a whole. Conflicts of interest also arise when a director or manager, or a member of his or her immediate family which refers to a person's spouse, parents, children, and relatives within the three degree of kinship, receives improper personal benefits as a result of his or her position as a director or manager of the Company.

While the Company involves in a loan to, providing a guarantee of the obligations of, conducting a material transaction with, selling products to or purchasing products from a director or manager (or a member of his or her immediate family), the Company shall be aware of any conflict of interests.

The Company’s directors and managerial officer shall disclose promptly to the Company any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company.

	(omitted)	(omitted)

Article Number	After Amendment	Before Amendment	Explanation
	7.Encouraging the whistleblowing of any illegal or unethical activities	7.Encouraging the whistleblowing of any illegal or unethical activities

Directors and managerial officer should promote ethical behavior and take steps to ensure the Company encourages employees to talk to managerial officer and other appropriate personnel when in doubt about the best course of action in a particular situation; encourages employees to report violations of laws, rules, regulations, the Company's internal rules, or the Employee Code of Conduct to appropriate personnel on an anonymous basis; the Company will use its best efforts to ensure the safety of the whistleblower, and informs employees that the Company will not allow retaliation for reports made.

Directors and managerial officer should promote ethical behavior and take steps to ensure the Company encourages employees to talk to managerial officer and other appropriate personnel when in doubt about the best course of action in a particular situation; encourages employees to report violations of laws, rules, regulations, the Company's internal rules, or the Employee Code of Conduct to appropriate personnel; and informs employees that the Company will not allow retaliation for reports made in good faith.

	(omitted)	(omitted)

Exhibit 5

Independent Certified Public Accountant Report and Financial Statements

(Consolidated Financial Statements)

INDEPENDENT AUDITOR’S REPORT TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries (the “Group”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and generally accepted auditing standards in the Republic of China. Our responsibilities under those standards are further described in the Independent auditors’ responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Group’s 2020 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s 2020 consolidated financial statements are stated as follows:

Indicators of impairment of property, plant and equipment and right-of-use assets

Description

As of December 31, 2020, the Group’s property, plant and equipment and right-of-use assets amounted to NT$190,053 thousand, accounting for 11% of the consolidated total assets. As the Group engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment and right-of-use assets are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in research and development of the new drugs might cause impairment of property, plant and equipment and right-of-use assets. Thus, we consider indicators of impairment of property, plant and equipment and right-of-use assets a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

•

Performing physical observation of property, plant and equipment and right-of-use assets and assessing the working condition of major property, plant and equipment and right-of-use assets to determine whether there is any damaged or outdated item.

Assessment of liquidity risk

Description

The Group has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Group expects to continue to generate operating losses in the foreseeable future. Based on the Group’s business plans disclosed in Note 1, the Group may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Obtaining the cash flow forecast of the Group for the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.
•	Verifying the compliance of covenants associated with the debt agreement and management’s responses.
•	Assessing the appropriateness of the footnote disclosure to the financial statements.

Other matter – Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of Taiwan Liposome Company, Ltd. as of and for the years ended December 31, 2020 and 2019.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the generally accepted auditing standards in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the generally accepted auditing standards in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

1.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

2.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.

We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Lin, Chia-Hung	/s/ Liang, Hua-Ling
Lin, Chia-Hung	Liang, Hua-Ling
For and on behalf of PricewaterhouseCoopers, Taiwan
February 5, 2021

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2020		December 31, 2019
	Assets	Notes	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$1,342,667	77	$1,023,874	74
1170	Accounts receivable, net	6(2)	9,287	1	15,120	1
1200	Other receivables		25,489	1	4,654	-
1220	Current income tax assets		571	-	982	-
1410	Prepayments	6(3)	53,963	3	50,984	4
11XX	Total current assets		1,431,977	82	1,095,614	79
	Non-current assets
1600	Property, plant and equipment	6(4) and 8	124,499	7	61,683	4
1755	Right-of-use assets	6(5)	65,554	4	107,611	8
1780	Intangible assets	6(6)	1,002	-	1,802	-
1840	Deferred income tax assets	6(24)	-	-	76	-
1900	Other non-current assets	6(7)	126,429	7	119,192	9
15XX	Total non-current assets		317,484	18	290,364	21
1XXX	Total assets		$1,749,461	100	$1,385,978	100

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2020		December 31, 2019
	Liabilities and Equity	Notes	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(8)	$16,000	1	$46,000	3
2200	Other payables	6(9)	189,141	11	131,064	9
2230	Current income tax liabilities		31	-	-	-
2280	Current lease liabilities		25,097	1	63,435	5
2300	Other current liabilities	6(10)	117,858	7	316,198	23
21XX	Total current liabilities		348,127	20	556,697	40
	Non-current liabilities
2527	Non-current contract liabilities	6(17)	10,286	1	10,760	1
2540	Long-term borrowings	6(10)	469,076	27	55,508	4
2550	Provisions for liabilities- non-current	6(13)	6,432	-	6,432	1
2580	Non-current lease liabilities		42,024	2	29,074	2
2600	Other non-current liabilities	6(11)	10,189	1	5,597	-
25XX	Total non-current liabilities		538,007	31	107,371	8
2XXX	Total liabilities		886,134	51	664,068	48
	Equity
	Equity attributable to owners of parent
	Share capital	6(14)
3110	Common shares		841,549	48	741,939	54
	Capital surplus	6(15)
3200	Capital surplus		2,300,541	131	1,705,324	122
	Retained earnings
3350	Accumulated deficit	6(16)	(2,699,974)	(154)	(1,717,775)	(124)
	Other equity
3400	Other equity interest		(4,194)	-	(7,578)	-
31XX	Equity attributable to owners of parent		437,922	25	721,910	52
36XX	Non-controlling interests	6(28)	425,405	24	-	-
3XXX	Total equity		863,327	49	721,910	52
	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$1,749,461	100	$1,385,978	100

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNT)

			2020		2019
Items		Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(17)	$101,928	100	$209,140	100
	Operating expenses	6(11)(12)(22)(23)
6200	General and administrative expenses		(145,769)	(143)	(166,377)	(80)
6300	Research and development expenses		(967,503)	(949)	(860,419)	(411)
6000	Total operating expenses		(1,113,272)	(1092)	(1,026,796)	(491)
6900	Operating loss		(1,011,344)	(992)	(817,656)	(391)
	Non-operating income and expenses
7100	Interest income	6(18)	1,193	1	7,399	4
7010	Other income	6(19)	27,897	28	15,561	7
7020	Other gains and losses	6(20)	17,128	17	14,950	7
7050	Finance costs	6(21)	(17,051)	(17)	(23,656)	(11)
7000	Total non-operating income and expenses		29,167	29	14,254	7
7900	Loss before income tax		(982,177)	(963)	(803,402)	(384)
7950	Income tax expense	6(24)	(1,132)	(1)	(4,120)	(2)
8200	Net loss		($983,309)	(964)	($807,522)	(386)
	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plans	6(11)	($682)	(1)	($211)	-
	Items that may be subsequently reclassified to profit or loss
8361	Financial statement translation differences of foreign operations		944	1	(2,571)	(1)
8300	Total other comprehensive income (loss)		$262	-	($2,782)	(1)
8500	Total comprehensive loss		($983,047)	(964)	($810,304)	(387)
	Loss attributable to:
8610	Owners of the parent		($981,517)	(962)	($807,522)	(386)
8620	Non-controlling interests		($1,792)	(2)	$-	-
	Total comprehensive loss attributable to:
8710	Owners of the parent		($981,255)	(962)	($810,304)	(387)
8720	Non-controlling interests		($1,792)	(2)	$-	-

	Loss per common share	6(25)
9750	Basic loss per share (in dollars)		($12.42)		($12.32)

9850	Diluted loss per share (in dollars)		($12.42)		($12.32)

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020 AND 2019

(Expressed in thousands of New Taiwan dollars)

Equity attributable to owners of the parent
		Capital surplus					Other equity interest
Notes	Common shares	Additional paid-in capital	Treasury stock	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total	Non-controlling interests	Total equity

2019
Balance at January 1, 2019		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196	$-	$669,196
Net loss		-	-	-	-	-	(807,522)	-	-	(807,522)	-	(807,522)
Other comprehensive loss		-	-	-	-	-	(211)	(2,571)	-	(2,782)	-	(2,782)
Total comprehensive loss		-	-	-	-	-	(807,733)	(2,571)	-	(810,304)	-	(810,304)
Issuance of new share capital	6(14)	102,000	734,400	-	-	-	-	-	-	836,400	-	836,400
Share-based payments	6(12)	-	-	-	18,223	-	-	-	8,570	26,793	-	26,793
Share options forfeited		-	36,216	-	(36,216)	-	-	-	-	-	-	-
Cancellation of restricted stocks	6(12)(14)	(512)	-	-	-	337	-	-	-	(175)	-	(175)
Restricted stocks vested	6(12)	-	9,006	-	-	(9,006)	-	-	-	-	-	-
Balance at December 31, 2019		$741,939	$1,512,438	$7,009	$168,856	$17,021	($1,717,775)	($5,010)	($2,568)	$721,910	$-	$721,910
2020
Balance at January 1, 2020		$741,939	$1,512,438	$7,009	$168,856	$17,021	($1,717,775)	($5,010)	($2,568)	$721,910	$-	$721,910
Net loss		-	-	-	-	-	(981,517)	-	-	(981,517)	(1,792)	(983,309)
Other comprehensive (loss) income		-	-	-	-	-	(682)	944	-	262	-	262
Total comprehensive (loss) income		-	-	-	-	-	(982,199)	944	-	(981,255)	(1,792)	(983,047)
Issuance of new share capital	6(14)	100,000	580,000	-	-	-	-	-	-	680,000	-	680,000
Share-based payments	6(12)	-	-	-	15,217	-	-	-	2,440	17,657	-	17,657
Share options forfeited		-	63,930	-	(63,930)	-	-	-	-	-	-	-
Cancellation of restricted stocks	6(12)(14)	(390)	-	-	-	-	-	-	-	(390)	-	(390)
Restricted stocks vested	6(12)	-	11,586	-	-	(11,586)	-	-	-	-	-	-
Non-controlling interests	6(28)	-	-	-	-	-	-	-	-	-	427,197	427,197
Balance at December 31, 2020		$841,549	$2,167,954	$7,009	$120,143	$5,435	($2,699,974)	($4,066)	($128)	$437,922	$425,405	$863,327

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		($982,177)	($803,402)
Adjustments
Adjustments to reconcile profit (loss)
Share-based payments	6(12)	17,657	26,793
Depreciation	6(4)(5)(22)	52,960	64,754
Amortization	6(6)(22)	3,207	6,648
Interest expense	6(21)	17,051	23,656
Interest income	6(18)	(1,193)	(7,399)
Gain on disposal of property, plant and equipment	6(20)	(337)	(488)
Unrealized foreign exchange gain		(10,915)	(9,034)
Changes in operating assets and liabilities
Changes in operating assets
Current contract assets		-	2,283
Accounts receivable, net		5,833	(5,777)
Other receivables		(20,445)	839
Prepayments		(2,980)	3,789
Changes in operating liabilities
Other payables		59,330	(72,744)
Other current liabilities		1,619	(222)
Other non-current contract liabilities		(474)	10,760
Other non-current liabilities		3,913	(118)
Cash outflow generated from operations		(856,951)	(759,662)
Interest received		1,255	7,717
Interest paid		(18,322)	(22,366)
Income tax paid		(1,172)	(4,120)
Tax refund received		-	869
Net cash flows used in operating activities		(875,190)	(777,562)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of financial assets at amortized cost		-	308,505
Acquisition of property, plant and equipment	6(26)	(32,503)	(55,592)
Proceeds from disposal of property, plant and equipment		348	1,584
Acquisition of intangible assets	6(26)	(1,876)	(4,477)
Increase in refundable deposits		(1,412)	2,171
Net cash flows (used in) from investing activities		(35,443)	252,191
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	6(27)	30,000	30,000
Payments of short-term borrowings	6(27)	(60,000)	(30,000)
Proceeds from long-term borrowings	6(27)	599,880	-
Payments of long-term borrowings	6(27)	(375,356)	(56,425)
Proceeds from finance lease liabilities		-	30,000
Payments of lease liabilities	6(27)	(73,194)	(65,455)
Proceeds from issuance of new share capital	6(14)	680,000	836,400
Cancellation of restricted stocks		(390)	(512)
Proceeds from non-controlling interests' investment in subsidiary	6(28)	427,197	-
Net cash flows from financing activities		1,228,137	744,008
Effect from foreign currency exchange		1,289	(2,247)
Net increase in cash and cash equivalents		318,793	216,390
Cash and cash equivalents at beginning of year		1,023,874	807,484
Cash and cash equivalents at end of year		$1,342,667	$1,023,874

The accompanying notes are an integral part of these consolidated financial statements.

Independent Certified Public Accountant Report and Financial Statements

(Parent Company Only Financial Statements)

INDEPENDENT AUDITOR’S REPORT TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying parent company only balance sheets of Taiwan Liposome Company, Ltd. (the “Company”) as of December 31, 2020 and 2019, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and generally accepted auditing standards in the Republic of China. Our responsibilities under those standards are further described in the Independent auditors’ responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

.

Key audit matters for the parent company only financial statements for the year ended December 31, 2020 are stated as follows:

Indicators of impairment of property, plant and equipment and right-of-use assets

Description

As of December 31, 2020, the Company’s property, plant and equipment and right-of-use assets amounted to NT$177,158 thousand, accounting for 13% of total assets. As the Company engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment and right-of-use assets are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in the research and development of new drugs may cause impairment of property, plant and equipment and right-of-use assets. Thus, we consider indicators of impairment of property, plant and equipment and right-of-use assets a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

•

Performing physical observation of property, plant and equipment and right-of-use assets and assessing the working condition of major property, plant and equipment and right-of-use assets to determine whether there is any damaged or outdated item.

Assessment of liquidity risk

Description

The Company has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Company expects to continue to generate operating losses in the foreseeable future. Based on the Company’s business plans disclosed in Note 1, the Company may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Obtaining the cash flow forecast of the Company for the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.
•	Verifying the compliance of covenants associated with the debt agreement and management’s responses.
•	Assessing the appropriateness of the footnote disclosure to the parent company only financial statements.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal controls as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent auditors’ responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the generally accepted auditing standards in the Republic of

China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the generally accepted auditing standards in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the audit.

We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Lin, Chia-Hung	/s/ Liang, Hua-Ling
Lin, Chia-Hung	Liang, Hua-Ling
For and on behalf of PricewaterhouseCoopers, Taiwan
February 5, 2021

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and independent auditors’ are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2020		December 31, 2019
	Assets	Notes	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$896,428	65	$997,332	70
1170	Accounts receivable, net	6(2)	9,287	-	15,120	1
1200	Other receivables		25,377	2	4,654	-
1210	Other receivables-related parties		657	-	-	-
1220	Current income tax assets		568	-	529	-
1410	Prepayments	6(3)	52,847	4	50,452	4
11XX	Total current assets		985,164	71	1,068,087	75
	Non-current assets
1550	Investments accounted for under equity method	6(4)	96,943	7	93,830	7
1600	Property, plant and equipment	6(5) and 8	121,176	9	56,851	4
1755	Right-of-use assets	6(6)	55,982	4	93,223	6
1780	Intangible assets		1,002	-	1,802	-
1900	Other non-current assets	6(7)	125,617	9	118,103	8
15XX	Total non-current assets		400,720	29	363,809	25
1XXX	Total assets		$1,385,884	100	$1,431,896	100

(Continued)

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2020		December 31, 2019
	Liabilities and Equity	Notes	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(8)	$16,000	1	$46,000	3
2200	Other payables	6(9) and 7(2)	266,987	19	191,825	14
2280	Current lease liabilities		21,062	2	59,337	4
2300	Other current liabilities	6(10)	117,851	8	316,198	22
21XX	Total current liabilities		421,900	30	613,360	43
	Non-current liabilities
2527	Non-current contract liabilities	6(17)	10,286	1	10,760	1
2540	Long-term borrowings	6(10)	469,076	34	55,508	4
2550	Provisions for liabilities - non-current	6(13)	6,432	-	6,432	1
2580	Non-current lease liabilities		35,833	3	18,329	1
2600	Other non-current liabilities	6(11)	4,435	-	5,597	-
25XX	Total non-current liabilities		526,062	38	96,626	7
2XXX	Total liabilities		947,962	68	709,986	50
	Equity
	Share capital	6(14)
3110	Common share		841,549	61	741,939	52
	Capital surplus	6(15)
3200	Capital surplus		2,300,541	166	1,705,324	118
	Retained earnings
3350	Accumulated deficit	6(16)	(2,699,974)	(195)	(1,717,775)	(120)
	Other equity
3400	Other equity interest		(4,194)	-	(7,578)	-
3XXX	Total equity		437,922	32	721,910	50
	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$1,385,884	100	$1,431,896	100

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNTS)

			2020		2019
Items		Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(17)	$101,928	100	$209,140	100
	Operating expenses	6(11)(12)(22)(23)
6200	General and administrative expenses		(140,057)	(137)	(166,659)	(79)
6300	Research and development expenses	7(2)	(974,269)	(956)	(867,360)	(415)
6000	Total operating expenses		(1,114,326)	(1093)	(1,034,019)	(494)
6900	Operating loss		(1,012,398)	(993)	(824,879)	(394)
	Non-operating income and expenses
7100	Interest income	6(18)	1,186	1	7,389	4
7010	Other income	6(19)	27,856	27	15,537	7
7020	Other gains and losses	6(20)	16,791	16	14,808	7
7050	Finance costs	6(21)	(16,544)	(16)	(23,024)	(11)
7070	Share of profit of subsidiaries, associates and joint ventures accounted for under equity method	6(4)	1,592	2	2,647	1
7000	Total non-operating income and expenses		30,881	30	17,357	8
8200	Net loss		($981,517)	(963)	($807,522)	(386)
	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plan	6(11)	($682)	(1)	($211)	-
	Items that may be subsequently reclassified to profit or loss
8361	Financial statements translation differences of foreign operations	6(4)	944	1	(2,571)	(1)
8300	Total other comprehensive income (loss)		$262	-	($2,782)	(1)
8500	Total comprehensive loss		($981,255)	(963)	($810,304)	(387)

	Loss per common share	6(25)
9750	Basic loss per share (in dollars)		($12.42)		($12.32)
9850	Diluted loss per share (in dollars)		($12.42)		($12.32)

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Share capital	Capital surplus					Other equity interest
Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity

2019
Balance at January 1, 2019		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196
Net loss		-	-	-	-	-	(807,522)	-	-	(807,522)
Other comprehensive loss		-	-	-	-	-	(211)	(2,571)	-	(2,782)
Total comprehensive loss		-	-	-	-	-	(807,733)	(2,571)	-	(810,304)
Issuance of new share capital	6(14)	102,000	734,400	-	-	-	-	-	-	836,400
Share-based payments	6(12)	-	-	-	18,223	-	-	-	8,570	26,793
Share options forfeited		-	36,216	-	(36,216)	-	-	-	-	-
Cancellation of restricted stocks	6(12)(14)	(512)	-	-	-	337	-	-	-	(175)
Restricted stocks vested	6(12)	-	9,006	-	-	(9,006)	-	-	-	-
Balance at December 31, 2019		$741,939	$1,512,438	$7,009	$168,856	$17,021	($1,717,775)	($5,010)	($2,568)	$721,910
2020
Balance at January 1, 2020		$741,939	$1,512,438	$7,009	$168,856	$17,021	($1,717,775)	($5,010)	($2,568)	$721,910
Net loss		-	-	-	-	-	(981,517)	-	-	(981,517)
Other comprehensive (loss) income		-	-	-	-	-	(682)	944	-	262
Total comprehensive (loss) income		-	-	-	-	-	(982,199)	944	-	(981,255)
Issuance of new share capital	6(14)	100,000	580,000	-	-	-	-	-	-	680,000
Share-based payments	6(12)	-	-	-	15,217	-	-	-	2,440	17,657
Share options forfeited		-	63,930	-	(63,930)	-	-	-	-	-
Cancellation of restricted stocks	6(12)(14)	(390)	-	-	-	-	-	-	-	(390)
Restricted stocks vested	6(12)	-	11,586	-	-	(11,586)	-	-	-	-
Balance at December 31, 2020		$841,549	$2,167,954	$7,009	$120,143	$5,435	($2,699,974)	($4,066)	($128)	$437,922

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Year ended December 31
	Notes	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		($981,517)	($807,522)
Adjustments
Adjustments to reconcile profit (loss)
Share-based payments	6(12)	17,657	26,793
Depreciation	6(5)(6)(22)	47,324	58,023
Amortization	6(22)	3,207	6,648
Share of profit of subsidiaries, associates and joint ventures accounted for under equity method	6(4)	(1,592)	(2,647)
Interest expense	6(21)	16,544	23,024
Interest income	6(18)	(1,186)	(7,389)
Gain on disposal of property, plant and equipment	6(20)	-	(346)
Unrealized foreign exchange gain		(10,915)	(9,034)
Changes in operating assets and liabilities
Changes in operating assets
Current contract assets		-	2,283
Accounts receivable, net		5,833	(5,777)
Other receivables		(20,824)	(1,920)
Other receivables-related parties		(657)	-
Prepayments		(2,395)	5,614
Changes in operating liabilities
Contract liabilities		(474)	10,760
Other payables		75,700	(73,114)
Other current liabilities		1,612	(183)
Other non-current liabilities		(1,162)	(118)
Cash outflow generated from operations		(852,845)	(774,905)
Interest received		1,248	7,292
Interest paid		(17,815)	(21,734)
Net cash flows used in operating activities		(869,412)	(789,347)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments accounted for under equity method	6(4)	(576)	-
Proceeds from disposal of current financial assets at amortized cost		-	308,505
Acquisition of property, plant and equipment	6(26)	(32,447)	(55,492)
Proceeds from disposal of property, plant and equipment		-	857
Acquisition of intangible assets	6(26)	(1,876)	(4,477)
Decrease in refundable deposits		(1,637)	2,072
Net cash flows (used in) from investing activities		(36,536)	251,465
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	6(27)	30,000	30,000
Payments of short-term borrowings	6(27)	(60,000)	(30,000)
Proceeds from long-term borrowings	6(27)	599,880	-
Payments of long-term borrowings	6(27)	(375,356)	(56,425)
Proceeds from finance lease liabilities	6(27)	-	30,000
Payments of lease liabilities	6(27)	(69,090)	(61,092)
Proceeds from issuance of new share capital	6(14)	680,000	836,400
Cancellation of restricted stocks		(390)	(512)
Net cash flows from financing activities		805,044	748,371
Net (decrease) increase in cash and cash equivalents		(100,904)	210,489
Cash and cash equivalents at beginning of year		997,332	786,843
Cash and cash equivalents at end of year		$896,428	$997,332

The accompanying notes are an integral part of these parent company only financial statements.

Exhibit 6

Taiwan Liposome Company, Ltd.

Changes of 2020 Capital Increase Plan by Cash Contribution Plan Sheet

$: NTD

Items		Contents
Date of approval by the Board		March 30, 2021
Cause of Change

R&D expenses are critical resources to conduct new form/formulation development. Currently there are many famous international drug companies shows their intention to invest in TLC178 or contribute to co-develop TLC178, or buy TLC178. Therefore, we defer the trial of TLC178. After discussion with regulatory authorities, with reference to their suggestion and take feasibility and development progress into consideration, we revise our plan. We re-evaluate feasibility and development progress and put capital to pipelines with sounding clinical trial progress, so as to benefit the execution of plan and bargain for better licensing conditions. The royalty of partnership and through sales split after commercial launch of the drugs could contribute to revenues and beneficial to increase shareholders’ equity.

Plan Items and Amount	Before Plan Change (Note 1)

(1)R&D costs of new dosage form/formulation amounts to NT$2,116,274 thousand (including ADR issuance in 2018, domestic secondary public offering in 2019 and 2020)

(2)Working capital amounts to NT$79,200 thousand supporting daily R&D expenditures

After plan Change (Note 2)

(1)R&D costs of new dosage form/formulation amounts to NT$1,976,386 thousand (including ADR issuance in 2018, domestic secondary public offering in 2019 and 2020)

(2)Working capital amounts to NT$219,088 thousand supporting daily R&D expenditures

Difference

(1)The R&D expenditures of TLC590 (hard tissue) project amount was changed from NT$783,580 thousand to NT$729,265 thousand, and the reduction amount was NT$54,315 thousand.

(2) The R&D expenditures of TLC590 (soft tissue) project amount was changed from NT$184,497 thousand to NT$122,794 thousand, and the reduction amount was NT$61,703 thousand.

(3) The R&D expenditures of TLC178 project amount was changed from NT$656,420 thousand to NT$388,144 thousand, and the reduction amount was NT$268,276 thousand.

(4) The R&D expenditures of TLC599 project amount was changed from NT$491,777 thousand to NT$736,183 thousand, and the increase amount was NT $244,406 thousand.

(5) Working capital requirements used to meet daily research increase amount was NT $139,888 thousand.

Items		Contents
Expected Benefit	Before Changes (Note 3)

R&D milestones of each new dosage form/formulation:

1.TLC590 (hard tissue), new dosage form/formulation of non-opioid anesthetic for post-surgical pain management：Apply for ANDA

2.TLC590 (soft tissue), new dosage form/formulation of non-opioid anesthetic for post-surgical pain management：Continuous enrollment of pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery)

3.TLC178, new dosage form/formulation of cancer treatment ：Complete phase I and II clinical trial of rhabdomyosarcoma pediatric disease

4.TLC599, new dosage form/formulation of osteoarthritis pain management：Evaluation of efficacy and safety of clinical pivotal trial

After Changes (Note 4)

R&D milestones of each new dosage form/formulation:

1.TLC590 (hard tissue), new dosage form/formulation of non-opioid anesthetic for post-surgical pain management：Comprehensive consultation with FDA on pivotal trial design of local anesthesia

2.TLC590 (soft tissue), new dosage form/formulation of non-opioid anesthetic for post-surgical pain management：Comprehensive consultation with FDA on pivotal trial design of local anesthesia / preparation for pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery)

3.TLC178, new dosage form/formulation of cancer treatment ：Complete the scale-up development of manufacturing process

4.TLC599, new dosage form/formulation of osteoarthritis pain management：Procure initial results of pivotal clinical trial

Difference

1.TLC590 (hard tissue)：add “Comprehensive consultation with FDA on pivotal trial design of local anesthesia”/ remove “complete pivotal clinical trial of local anesthesia for hard tissue surgery”/ remove “complete commercial launch and scale production”/ remove “apply for ANDA (local anesthesia for hard tissue surgery) ”

2.TLC590 (soft tissue)：add “preparation for pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery)”/ remove “Complete the batch manufacturing drug for pivotal clinical trial”/ remove “Initiate pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery) ”/ remove “continuous enrollment of pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery)”

3.TLC178：remove “Complete phase I and II clinical trial of rhabdomyosarcoma pediatric disease”

4.TLC599：add “procure initial results of pivotal clinical trial”/ add “complete enrollment pivotal clinical trial (first injection)”/ remove “Evaluation of efficacy and safety of clinical pivotal trial”/ remove “complete enrollment pivotal clinical trial”

Effect of the current change on shareholder equity

New dosage/formulation drugs belong to the market with medical urgent demand but not satisfied, among others, TLC590 and TLC599 applying for pain management has increasing market potential demand. The clinical results showed the expected base and it could be further expand to other indications to increase market value. TLC178 in certified drug candidate of two orphan drugs, soft tissue sarcoma and cutaneous T-cell lymphoma. TLC590 aims to achieve longer effect so as to increase the numbers of tests, leading to fall behind schedule of clinical trial. The company will discuss with FDA regarding comprehensive consultation of pivotal trial. Many international drug companies showed their interests in TLC178, therefore the company deferred the trials. The progress of pivotal trial of TLC599 meets expectation and will increase the budget. In the short run, though the development plans of TLC590 hard tissues, TLC590 soft tissues, TLC178 and TLC599 did not meet expected predetermined schedule of clinical trial or application with FDA at the end of 2021, so as lead to underperformance of overall revenue and profit. However, in light of the current development progress, acquired feedback from relevant regulatory authorities and data of clinical trial, showing that these four plans have potential development value, and the uncertainty of earlier development stage has been significantly reduced. In the long run, the company will continuously devote resources to development of TLC590 hard tissues, TLC590 soft tissues and TLC599. If these three projects could enter into licensing or commercial stage, it will compensate the short-term effect of deficit to the shareholder equity. The main change is to gradually adjust capital allocation to be in line with development timeline and results of clinical trial, so as to boost R&D momentum of the company and, expand R&D domains of new dosage form/formulation. It is necessary to adjust contribution of resources in development stage, therefore, the changed R&D schedule shall not have significant impact on shareholder equity.

Items	Contents
Expected Timeline After Change	(1)R&D expenditures: estimated to complete in 2021 Q4 (2)Working capital: estimated to complete in 2021 Q4
Abstract of the original lead underwriter's appraisal opinion

The company issued ADR in 2018 and SPO in 2019 and 2020 respectively, the predetermined plan was influenced by the market, regulation, and stricter standards of regulatory authorities, so as not to executed in line with the predetermined schedule in every aspect. In order to maximize overall shareholder equity, the company adjusted development schedule and items of relevant drugs and approved by board of directors to change the plan. As at March 20,2021, the remaining unused capital amounting to NT$ 436,433 thousand, NT$139,888 thousand is re-allocated to working capital sector, to give more financial flexibility to the company, to save more interests expenses and to improve equity ratio, and shall benefit the company. The remaining NT$296,456 thousand shall be re-allocated to TLC590 hard tissues, TLC590 soft tissues and TLC599, to sustain the R&D expenditures, to raise competitiveness and profitability to cooperate with international drug companies, and so as to reduce R&D and operational risks. As to TLC178, further trials are deferred with potential partnership opportunities. As to TLC590 hard tissues, TLC590 soft tissues and TLC599, the company anticipates vast marketability of these projects and the contribution to the profits these projects will made. The benefits and feasibility of achieving the timeline is reasonable.

Note 1：Planning schedules before changes

                                                                                                                     NTD in 1,000

Items		Projected completion date	Amount	2018		2019				2020				2021
				Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
R&D	TLC590 (hard tissue)	2021’ Q2	783,580	59,460	65,460	71,583	66,400	76,155	64,988	75,366	70,877	69,918	57,382	55,846	50,145
	TLC590 (soft tissue)	2021’ Q2	184,497	0	0	0	0	1,294	18,357	28,848	23,903	24,727	25,551	32,969	28,848
	TLC178	2021’ Q2	656,420	59,952	57,001	51,470	47,616	45,470	55,804	58,439	66,629	58,467	56,915	49,364	49,293
	TLC599	2021’ Q2	491,777	0	0	0	0	62,206	67,982	62,225	60,577	61,005	61,104	58,434	58,244
	Total		2,116,274	119,412	122,461	123,053	114,016	185,125	207,131	224,878	221,986	214,117	200,952	196,613	186,530
Working capital		2020’ Q4	79,200	-	-	-	-	-	-	-	-	39,600	39,600	-	-

Note 2：Planning schedules after changes

NTD in 1,000

Items		Projected completion date	Amount	2018		2019				2020				2021
				Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
R&D	TLC590 (hard tissue)	2021’ Q4	729,265	0	44,195	67,455	123,769	52,612	47,518	121,240	134,144	19,627	51,569	38,526	10,440	10,090	8,080
	TLC590 (soft tissue)	2021’ Q4	122,794	0	0	0	0	373	18,498	18,326	5,254	19,847	20,500	16,556	8,453	8,905	6,082
	TLC178	2021’ Q1	388,144	0	60,099	59,725	80,905	39,546	30,207	14,598	34,551	39,057	19,277	10,179	0	0	0
	TLC599	2021’Q4	736,183	0	0	0	0	57,865	101,106	117,616	13,436	37,935	143,006	95,951	115,509	46,051	7,708
	Total		1,976,386	0	104,294	127,180	204,674	150,396	197,329	271,780	187,385	116,466	234,352	161,212	134,402	65,046	21,870
Working capital		2021’Q4	219,088	0	0	0	0	0	0	0	0	34,924	44,276	0	62,408	62,906	14,574

Note 3：Anticipated benefits before changes (including ADR issuance in 2018, domestic secondary public offering in 2019)

The original plan is to devote all resources into R&D of the product. The achievement of R&D milestone will be leveraged to negotiate better licensing terms with international drug companies, and the proceeds from licensing and share split from commercial lunch of products will increase revenues. The company will license out at proper stage, and the proposed plan schedule please refer to Table 3-1, and the expect proceeds from licensing please refer to Table 3-2.

Table 3-1：Proposed plan schedule

Project / FYE	2018	2019	2020	2021
TLC590 (hard tissue) new dosage form/formulation of non-opioid anesthetic for post-surgical pain management	1.Completed the second batch manufacturing drug for the second clinical study 2.Completing the toxicological study in animal model for hard-tissue resection	1. Study on process magnification 2. Complete phase I and II clinical trial of Local anesthesia for hard tissue surgery	1. Complete pivotal clinical trial of local anesthesia for hard tissue surgery 2. Complete commercial launch and scale production	1. Apply for ANDA (local anesthesia for hard tissue surgery)
TLC590 (soft tissue) new dosage form/formulation of non-opioid anesthetic for post-surgical pain management		Comprehensive consultation with FDA on pivotal trial design of local anesthesia	1. Complete the batch manufacturing drug for pivotal clinical trial 2. Initiate pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery)	1. Continuous enrollment of pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery)
TLC178 new dosage form/formulation of cancer treatment	1. Complete the second batch manufacturing drug for the second clinical study 2. Initiate phase I and II clinical trial of rhabdomyosarcoma pediatric disease	1. Complete clinical trial drug stability test	1. Complete development on process magnification	1. Complete phase I and II clinical trial of rhabdomyosarcoma pediatric disease
TLC599 new dosage form/formulation of osteoarthritis pain management		1. Completed the batch manufacturing drug for the pivotal clinical study 2. Initiate pivotal clinical trial	Complete enrollment pivotal clinical trial	Evaluation of efficacy and safety of clinical pivotal trial

Table 3-2：Expected proceeds from licensing

Unit: NT$ thousands

	2022	2023	Total
TLC590 Subtotal	600,000	1,500,000	2,100,000
Milestone	600,000	1,500,000	2,100,000
Royalty	0	0	0
TLC599 Subtotal	600,000	1,500,000	2,100,000
Milestone	600,000	1,500,000	2,100,000
Royalty	0	0	0
Total	1,200,000	3,000,000	4,200,000

Note 4：Anticipated benefits after changes (including ADR issuance in 2018, domestic secondary public offering in 2019)

After change of plan, the resources will be devoted in R&D plan of products in 2021, and the proposed plan schedule please refer to Table 4-1. In addition, the working capital to sustain daily R&D expenditures is NT$ 219,088 thousand, and NT$ 79,200 was used till the end of December of 2020. The remaining NT$ 139,888 thousand was planned to be split to NT$ 62,408 thousand, NT$ 62,906 thousand and NT$ 14,574 thousand respectively in the second, third and fourth quarter of 2021 to sustain daily R&D expenditures. If calculated based on short-term long interest rate, 1.95%, the interest saving will be NT$ 2,728 thousand onwards, so as to improve equity ratio.

Table 4-1：Proposed plan schedule

Project / FYE	2018	2019	2020	2021
TLC590 (hard tissue) new dosage form/formulation of non-opioid anesthetic for post-surgical pain management	1.Completed the second batch manufacturing drug for the second clinical study (completed) 2.Completing the toxicological study in animal model for hard-tissue resection (competed)	1.Study on process magnification (achieved) 2.Complete phase I and II clinical trial of Local anesthesia for hard tissue surgery (complete pharmacokinetic safety assessment) (achieved)		Comprehensive consultation with FDA on pivotal trial design of local anesthesia (New)
TLC590 (soft tissue) new dosage form/formulation of non-opioid anesthetic for post-surgical pain management				1.Comprehensive consultation with FDA on pivotal trial design of local anesthesia (New) 2.Preparation for pivotal clinical trial of local anesthesia for soft tissue surgery (hernia surgery)

Project / FYE	2018	2019	2020	2021
TLC178 new dosage form/formulation of cancer treatment	1.Complete the second batch manufacturing drug for the second clinical study (achieved) 2.Initiate phase I and II clinical trial of rhabdomyosarcoma pediatric disease (approved)	1.Complete the clinical trial drug stability test (achieved)	1. Complete the scale-up development of manufacturing process (achieved)
TLC599 new dosage form/formulation of osteoarthritis pain management		1.Completed the batch manufacturing drug for the pivotal clinical study (achieved) 2.Initiate pivotal clinical trial(achieved)	1.Complete enrollment pivotal clinical trial (first injection) (new)	Procure initial results of pivotal clinical trial (new)

Exhibit 7

Taiwan Liposome Company, Ltd.

List of other positions held by the Directors

The Company		Position
Title	Name
Director	Keelung Hong	Director of InspirMed Inc.
Director	Moun-Rong Lin	Director of InspirMed Inc.
Director	Chang Shyang Enterprise Co., Ltd. (representative Chan Yu Lee)	1.Director of UBI Pharma Inc. 2.Director of InspirMed Inc.
Independent Director	Horng-Dar Lin	Director of Cho Pharma, Inc.

Exhibit 8

Explanation for the Means and Contents of the Offering of Securities

1.

In order to meet the Company’s needs for long term development, raise long-term capital, increase the Company’s avenue for and flexibility with respect to raising funds, and increase the competitiveness of the Company, the Company proposes to take one of the following approaches or a combination of the following approaches to conduct an increase in capital by cash: issuance of ordinary shares to sponsor overseas depositary receipts and/or issuance of ordinary shares domestically and/or private placement of ordinary shares, with such actions to be taken once or multiple times at the proper time, taking into account the conditions of the capital market and the actual needs of the Company in accordance with applicable laws and regulations and the Company’s Articles of Incorporation. The total number of ordinary shares to be issued by the Company to sponsor the overseas depositary receipts and/or issuance of ordinary shares domestically and/or private placement of ordinary shares shall not exceed 30,000,000 shares.

2.	Issuance of ordinary shares for cash to issue overseas depositary receipts:
(1)

The issue price for the issuance of ordinary shares for cash to issue overseas depositary receipts, according to the “Voluntary Code of Practice of Taiwan Securities Association Sales Agency Members Advising Issuing Company with Respect to the Raising and Issuing Securities” (the “Voluntary Code of Practice”), shall be no less than 80% of either (i) the closing price of the pricing date after adjustment for the share dividends, cash dividends, and shares cancelled for the capital reduction, or (ii) the average price of the simple arithmetical average of the closing prices for any of the 1, 3, or 5 business days before the pricing date after adjustment for the share dividends, cash dividends, and shares cancelled for the capital reduction. However, if related domestic laws and regulations are amended in the future, the Board of Directors can adjust the method and percentage of pricing in accordance with such amended laws and regulations. In order to gain the acceptance of foreign investors, the Chairman of the Board of Directors is authorized to set the actual issue price within the aforementioned range in collaboration with the securities underwriter according to customary international practice and related book-building situations, provided always that the method for setting the actual issue price is reasonable. In addition, the method for determining the issue price of the overseas depositary receipts should be based on the fair trading market price of ordinary shares traded by domestic securities firms, and the shareholders can still purchase the Company’s ordinary shares at a price close to the issue price of the overseas depositary receipts without having to bear the risks of foreign exchange and liquidity. If the Company issues ordinary shares for sponsoring overseas depositary receipts up to a maximum number of 30,000,000 shares, the highest rate of dilution is 26.28%. However, when the benefits from this capital increase emerge, the Company’s competitiveness can be increased and all shareholders can share such benefits, so there should be no material adverse effect on the existing shareholders’ interests.
(2)

For the purpose of issuance of ordinary shares to sponsor the issuance of overseas depositary receipts, the Company will reserve 15% of the new shares for subscription by the employees of the Company in accordance with Article 267 of the Company Act. With respect to the remaining 85% of the new shares, it will be proposed to the shareholders’ meeting in accordance with Article 28-1 of the Securities Exchange Act for their approval to offer all the remaining 85% as the underlying securities for sponsoring the overseas depositary receipts, and to waive their pre-emptive rights. With respect to the shares that the employees waive their rights to subscribe to or that they do not subscribe to, the Chairman of the Board of Directors shall be authorized to seek specific person(s) to subscribe to these shares, or to add such shares as the underlying securities to sponsor the overseas depositary receipts in consideration of the market needs.

(3)

With respect to the issuance of ordinary shares for sponsoring overseas depositary receipts, the Chairman of the Board of Directors, the General Manager or person(s) designated by the Chairman or the General Manager are authorized to approve and execute all documents regarding the issuance of ordinary shares for sponsoring overseas depositary receipts, and administer matters related to the issuance of new ordinary shares sponsoring the overseas depositary receipt on behalf of the Company.

3.

To execute the plan to issue ordinary shares domestically, it is proposed that the Chairman of the Board of Directors be authorized to choose one of the following methods to underwrite the ordinary shares:

(1)	If conducting allocation of ordinary shares by book building
A.

15% of the new ordinary shares shall be reserved for the subscription by the employees of the Company in accordance with Article 267 of the Company Act and the remaining 85% of the new ordinary shares shall be allocated for book building for private placement, with the existing shareholders waiving their pre-emptive rights in accordance with Article 28-1 of the Taiwan Securities Exchange Act. With respect to shares that the employees waive their rights to subscribe to or that they do not subscribed to, the Chairman of the Board of Directors shall be authorized to seek specific person(s) to subscribe such unsubscribed shares.

B.

It is proposed to grant the Chairman of the Company the power and authority to decide the actual issue price for the new ordinary shares to be issued with the lead securities underwriter in accordance with the situation of the placement, the status of the issuing market and applicable laws and regulations after the expiry of the period for book building allocation. The issue price, according to the Voluntary Code of Practice, shall be no less than 90% of the average price of the simple arithmetical average of the closing prices for any of the 1, 3, or 5 business days before the pricing date after adjustment for the share dividends, cash dividends, and shares cancelled for the capital reduction. The issue price shall be reported to the Financial Supervisory Commission, and the book building placement agreement and the underwriting contract shall be submitted to the Taiwan Securities Association. However, if Taiwan’s relevant laws and regulations are amended in the future, the Board of Directors can adjust the method and percentage of pricing in accordance with then applicable laws and regulations.

(2)	If conducting allocation of ordinary shares by public subscription
A.

The Company shall reserve 15% of the new ordinary shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, and allocate 10% of the new ordinary shares to be publicly underwritten in accordance with Article 28-1 of Taiwan Securities Exchange Act. The remaining 75% shall be severally subscribed by the existing shareholders according to the names and percentage of shares written in the shareholders’ roster on the record date of the subscription. In the case of fractional shares where the existing shareholder subscribed to less than 1 share, the shareholder may directly combine these into 1 share through the shareholder service provider of the Company within 5 days of the record date for subscription. It is proposed to grant the Chairman of the Company the power and authority to seek specific person(s) for subscription at the issuing price of fractional shares remaining after combination, shares that the existing shareholders, employees and public did not subscribe to, or undersubscribed and fractional shares that the shareholder fails to report to the Company during the above specified period.

B.

It is proposed to grant the Chairman of the Company the power and authority to determine the actual issue price with the underwriter in accordance with Paragraph 1 of Article 6 of the Voluntary Code of Practice and market conditions. The price range shall be 70%-100% of the average price of the simple arithmetical average of the closing price during any of the 1, 3, or 5 business days before the pricing date after adjustment for share dividends, cash dividends, and shares cancelled for the capital reduction. However, if relevant domestic laws and regulations are amended in the future, the Board of Directors can adjust the means and percentage of pricing in accordance with then applicable laws and regulations.

4.	Principles for issuance of ordinary shares by private placement:

According to paragraph 6 of Article 43-6 of the Securities Exchange Act and Directions for Public Companies Conducting Private Placements of Securities, the private placement shall be conducted once within 1 year from the date of the shareholder’s resolution.

(1)	The basis and rationale for the determination of the price for private placement of ordinary shares:
A.	The reference price is determined to be the higher of the results from the following methods of calculation:

(A)

The average price of the simple arithmetical average of the closing prices during any of the 1, 3, or 5 business days before the pricing date, after adjustment for any distribution of share dividends, cash dividends and shares cancelled for the capital reduction.

(B)

The average price of the simple arithmetical average of the closing price during the 30 business days before the price determination date, after adjustment for any distribution of share dividends, cash dividends and shares cancelled for the capital reduction.

B.

The issue price for the ordinary shares should be no less than 80% of the reference price. Upon the Board of Directors being authorized by the shareholders’ meeting after resolving to proceed with the private placement of ordinary shares, the actual issue price per share for the ordinary shares should be no less than 80% of the reference price.

C.

Subject to the Board of Directors being authorized by a resolution of the shareholders’ to conduct the private placement of ordinary shares, the aforementioned issue price should be determined in accordance with applicable regulations and the closing price for ordinary shares. Such determination should be reasonable.

D.

The pricing date is to be determined by the Board of Directors after the relevant resolutions have been approved at the shareholders’ meeting based on the situation of seeking specific person(s) for the private placement.

(2)	The manner, purpose and necessity for the determination of specific person(s) for private placement of new ordinary shares:

According to Article 43-6 of the Securities Exchange Act, the election of specific persons is limited to natural persons, legal persons and funds that fit the conditions set by the competent authority. Because of the business characteristic that the time to develop drugs is long and the expense is high, it is necessary to acquire funds from natural persons, legal persons and funds that fit the conditions.

If the specific person(s) are strategic investors, additional information is set forth below:

A.

Selection method and purposes of specific person(s): they should be  individuals or companies which may enable the Company to enlarge the Company’s drug portfolio or platform, improve or upgrade the Company’s research and development, manufacturing and/or sales capabilities, reduce costs, improve the Company’s efficiency or expand the Company’s market by taking advantage of such persons’ technology, knowledge, branding or channels.

B.

Necessity: introducing strategic investor(s) can enhance the Company’s competitiveness in both local and international markets, and therefore, it is necessary from the Company’s long-term development perspective to bring in strategic investor(s).
C.

Expected benefits: To enlarge the Company’s drug portfolio or platform, improve or upgrade the Company’s research and development, manufacturing and/or sales capabilities, reduce costs, improve efficiency or expand the market.

If the specific person(s) are insiders or related parties, additional information is set forth below:

A.	List of insiders or related parties:

Individual

Name	Relationship with the Company
Keelung Hong	Director of the Company
Moun-Rong Lin	Director of the Company

Corporate

Name	Relationship with the Company
Chang Shyang Enterprise Co., Ltd.	Director of the Company

B.

Selection method and purposes of specific person(s): they should be individuals or companies which are familiar with the business, operations, strategies and development goals of the Company so they may assist the Company to fully realize its potential.

(3)	The necessity for implementation of private placement of ordinary shares
A.

The reasons for not conducting a public offering: private placement of securities is comparatively more efficient and convenient, and the qualified subscribers are subject to a 3-year lock-up period, so the Company considers conducting a private placement of ordinary shares to be preferable.

B.	The maximum number of shares to be issued in connection with this private placement is 30,000,000 shares.
C.

The use of the funds and expected benefits: The funds raised from this offering will be used to invest in the clinical development of our product candidates, new and other ongoing research and development activities, working capital, acquiring machinery equipment and other general corporate purposes. This is expected to enhance the Company’s technical platform, the competitiveness in foreign market and the Company’s financial structure.
D.	The Independent Director’s opinion regarding this private placement of new ordinary shares: Nil.

There has been no substantial change in control of the Company in the year before the implementation of this private placement of ordinary shares. The private placement of ordinary shares will not cause a substantial change in control of the Company. In order to ensure the Company’s long-term operational development, the Company will be evaluating the shareholding percentage, the nature of the subscribers, purposes of the private placement carefully to introduce qualified and stable individual, judicial person or fund, provided always that such investors shall not affect the management rights of the Company.

(4)

The rights and obligations of the ordinary shares would be the same as those of the currently issued ordinary shares of the Company; however, according to the relevant regulations of the Taiwan Securities Exchange Act, unless the transfer conditions set forth in Article 43-8 of the Taiwan Securities Exchange Act are met, the ordinary shares cannot be resold within 3 years of the closing date. After the expiration of the aforementioned 3-years period, the Board of Directors may apply for approvals for listing the ordinary shares and for the supplemental public offering of such ordinary shares.

(5)

It is proposed that the Board of Directors of the Company be authorized to determine the main content of this private placement of ordinary shares, except the percentage of private placement pricing, including but not limited to the number of shares issued, issuing price (which shall be no lower than 80% of the reference price), amount raised, conditions of the issuance, pricing date and other matters related to the issuance, be based on the market conditions at the time and the operational needs of the Company according to relevant regulations of the competent authority. It is also proposed that the Board of Directors be authorized to determine matters related to any subsequent change in laws and regulations, requests from the competent authority, operational assessments or enactment of amendments in response to subjective environments.

5.

The funds raised from the issuance of ordinary shares sponsoring the overseas depositary receipts and/or domestic public offering of ordinary shares and/or private placement of ordinary shares will be continued to invest in the clinical development of our product candidates, new and other ongoing research and development activities, working capital, purchase or acquire machinery equipment and other general corporate purposes. It is expected that the plan will be implemented within 5 years after the closing of offering. The proposed capital increase plan can enhance the Company’s competitiveness, the synergy of the research and developments and have a positive effect on the shareholders’

interests.
6.

The ordinary shares to be issued for sponsoring overseas depositary receipts and issued domestically will be listed on the Taipei Exchange. After issuance, the rights and obligations of the new ordinary shares will be the same as those of the currently issued shares.

7.

It is proposed that the Chairman of the Board of Directors be authorized to determine matters related to the capital increase by issuance of the new ordinary domestically, including but not limited to, the amount (number of shares), issuance price, terms and conditions of the issuance, method of underwriting, issuance plan, project items, estimated timeline, and expected benefits and other unsolved matters related to this issuance, in accordance with the Company’s need of funds and actual market conditions. It is also proposed that the Chairman of the Board of Directors be authorized to adjust or amend matters based on the request of the competent authorities and market conditions.

8.

It is proposed that the Board of Directors be authorized to determine matters related to the capital increase by issuance of the new ordinary shares for sponsoring overseas depositary receipts, including but not limited to, the amount (number of shares), issuance price, terms and conditions of the issuance, method of underwriting, issuance plan, project items, estimated timeline, and expected benefits and other unsolved matters related to this issuance, in accordance with the Company’s need of funds and actual market conditions. It is also proposed that the Board of Directors be authorized to adjust or amend matters based on the request of the competent authorities and market conditions.

9.

Where there are matters not clarified in this resolution, the Board of Directors and/or Chairman of the Board of Directors shall be fully authorized to administer in accordance with the relevant laws and regulations.

Exhibit 9

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendments to the Articles of Incorporations.

After-amendment	Before-amendment	Description

Article 7

The Company's total authorized capital is NT$2,000,000,000, divided into 200,000,000 shares, at a par value of NT$10 per share. The Board of Directors shall be hereby authorized to issue the capital shares in installments as it deems necessary.

An amount of NT$200,000,000 within the authorized capital, divided into 20,000,000 shares, at a par value of NT$10 per share, shall be reserved for the issuance of shares upon exercise of stock options, restricted share units to be issued to employees, warrants attached to preferred shares, and/or warrants attached to company bonds. The Board of Directors may resolve to issue the aforementioned shares in installments.

The term “employee” used in respect of (1) any transfer of treasure shares to employees, (2) entering into stock option agreements with employees, (3) employees’ preemptive right to subscribe for 10% to 15% of new shares proposed to be issued by the Company, or (4) issuance of restricted new shares to employee, shall include the employees of the company that controls or that is controlled by the Company that meets the necessary requirements.

Any issuance of employee stock options where the exercise price for such options is lower than the closing price of the ordinary shares of the Company as of the issuance date shall be approved by shareholders representing two-thirds or more of the total number of shares of the Company present at a shareholders’ meeting which is attended by shareholders representing at least a majority of the outstanding shares of the Company.

Any transfer of shares to employees where the transfer price is lower than the average price of all actual prior re-purchases of shares shall have been approved at the most recent shareholders’ meeting by shareholders representing two-thirds or more of the total number of shares of the Company present at the shareholders’ meeting, which must be attended by shareholders representing at least a majority of the outstanding shares of the Company.

Article 7

The Company's total authorized capital is NT$2,000,000,000, divided into 200,000,000 shares, at a par value of NT$10 per share. The Board of Directors shall be hereby authorized to issue the capital shares in installments as it deems necessary.

An amount of NT$200,000,000 within the authorized capital, divided into 20,000,000 shares, at a par value of NT$10 per share, shall be reserved for the issuance of shares upon exercise of stock options, restricted share units to be issued to employees, warrants attached to preferred shares, and/or warrants attached to company bonds. The Board of Directors may resolve to issue the aforementioned shares in installments.

Any issuance of employee stock options where the exercise price for such options is lower than the closing price of the ordinary shares of the Company as of the issuance date shall be approved by shareholders representing two-thirds or more of the total number of shares of the Company present at a shareholders’ meeting which is attended by shareholders representing at least a majority of the outstanding shares of the Company.

Any transfer of shares to employees where the transfer price is lower than the average price of all actual prior re-purchases of shares shall have been approved at the most recent shareholders’ meeting by shareholders representing two-thirds or more of the total number of shares of the Company present at the shareholders’ meeting, which must be attended by shareholders representing at least a majority of the outstanding shares of the Company.

Proposed amendments to this provision pursuant to Articles 167-2, 167-2 and 267 of the Act.

After-amendment	Before-amendment	Description

Article 8

The Company's share certificates shall bear the shareholder’s names, be serially numbered, and be signed or have chops affixed to them by the director representing the Company, and then be certified by the competent authority or an issuance registration agent authorized by the competent authority before the share certificates can be issued. For further share issuance, the Company may elect not to print any share certificates, provided that the Company shall appoint a centralized securities depositary institution to handle matters regarding the deposit of the shares.

Article 8

The Company's share certificates shall bear the shareholder’s names, be serially numbered, and be signed or have chops affixed to them by three or more directors, and then be certified by the competent authority or an issuance registration agent authorized by the competent authority before the share certificates can be issued. For further share issuance, the Company may elect not to print any share certificates, provided that the Company shall appoint a centralized securities depositary institution to handle matters regarding the deposit of the shares.

Proposed amendments to this provision pursuant to Article 162 of the Company Act.

Article 13

When a shareholder is unable to attend a shareholders' meeting, such shareholder may appoint a proxy agent to attend the meeting by using the proxy form printed by the Company, and such shareholder shall state the scope of authorization covered by the proxy. Subject to Article 177 of the Company Act, other matters in relation to shareholder proxies shall be handled in accordance with the “Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies” promulgated by the competent authority.

Article 13

When a shareholder is unable to attend a shareholders' meeting, such shareholder may appoint a proxy agent to attend the meeting by signing or affixing such shareholder’s chop to a proxy form printed by the Company, and such shareholder shall state the scope of authorization covered by the proxy. Subject to Article 177 of the Company Act, other matters in relation to shareholder proxies shall be handled in accordance with the “Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies” promulgated by the competent authority.

Proposed amendments to this provision pursuant to Article 177 of the Company Act.

After-amendment	Before-amendment	Description

Article 24

The documents and reports listed below shall be submitted to the Audit Committee for approval in accordance with Article 14-5 of the Securities and Exchange Act, and to the Board of Directors for approval.

(1) report on operations;

(2) financial statements; and

(3) proposals on the distribution of profits or covering of losses.

Where a distribution of profits pursuant to the preceding paragraph is made by offering new shares, Articles 228-1 and 240 shall be applicable; where the distribution of profits is made by cash, the Board of Directors is authorized to decide such matters by a resolution approved by a majority of Directors present at a Board meeting attended by two-thirds or more of the Directors, and then report such matters to the shareholders’ meeting.

Article 24

The following reports shall be submitted to the Audit Committee for approval in accordance with Article 14-5 of the Securities and Exchange Act, and to the Board of Directors for approval:

(1) report on operations;

(2) financial statements; and

(3) proposals on the distribution of profits or covering of losses.

Proposed amendments to this provision pursuant to Articles 228-1 and 240 of the Act.

Article 25

If the Company has profits at the end of the year, two percent (2%) to eight percent (8%) of the profits shall be distributed to employees and no more than two percent (2%) of the profits shall be distributed to the directors, as their respective remuneration. However, in the event that the Company still has accumulated losses, an amount shall be reserved to make up accumulated losses before distribution may be made.

The employees of a company that controls the Company or that is controlled by the Company shall be entitled to receive a portion of the distribution of profits specified in the preceding paragraph if they meet the necessary requirements.

Article 25

If the Company has profits at the end of the year, two percent (2%) to eight percent (8%) of the profits shall be distributed to employees and no more than two percent (2%) of the profits shall be distributed to the directors, as their respective remuneration. However, in the event that the Company still has accumulated losses, an amount shall be reserved to make up accumulated losses before distribution may be made.

If a subsidiary of the Company meets certain specific requirements, its employees shall be entitled to receive a portion of the distribution of profits specified in the preceding paragraph.

Proposed amendments to this provision pursuant to Article 235-1 and 240 of the Act.

After-amendment	Before-amendment	Description

Article 25-1

If the Company’s concluded financial report shows profits, they shall be distributed in the order below:

(1) to pay taxes and levies as required by the relevant laws;

(2) to make up any prior year's losses;

(3) to set aside ten percent (10%) as the statutory surplus reserve, unless the accumulated surplus reserve is equal to or greater than the paid-in capital of the Company;

(4) to appropriate or reverse any special surplus reserve, if necessary, in accordance with the relevant laws;

(5) with respect to the remainder of the profits, after adding the previously undistributed profits and making adjustments to the current undistributed profits, the Board of Directors shall prepare the shareholders dividends plan and submit it to the shareholders’ meeting for the shareholders’ approval. Where the distribution of profits pursuant to the preceding sentence is to be made by cash, the Board is authorized to decide such matters by a majority of Directors present at a Board meeting attended by two-thirds or more of the Directors, and then submitted to a shareholders’ meeting for reporting.

Given the business environment and development stage that the Company is in and in light of the expansion of the Company in line with its business, the Company’s future capital expenditures and need for funds shall be taken into account when contemplating profit distribution; hence, as a principal, cash dividends shall be no lower than ten percent (10%) of the total dividends.

Article 25-1

If the Company’s general annual report shows profits, they shall be distributed in the order below:

(1) to pay taxes and levies as required by the relevant laws;

(2) to make up any prior year's losses;

(3) to set aside ten percent (10%) as the statutory surplus reserve, unless the accumulated surplus reserve is equal to or greater than the paid-in capital of the Company;

(4) to appropriate or reverse any special surplus reserve, if necessary, in accordance with the relevant laws;

(5) with respect to the remainder of the profits, after adding the previously undistributed profits and making adjustments to the current undistributed profits, the Board of Directors shall prepare the shareholders dividends plan and submit it to the shareholders’ meeting for the shareholders’ approval.

Given the business environment and development stage that the Company is in and in light of the expansion of the Company in line with its business, the Company’s future capital expenditures and need for funds shall be taken into account when contemplating profit distribution; hence, as a principal, cash dividends shall be no lower than ten percent (10%) of the total dividends.

Proposed amendments to this provision pursuant to Articles 228-1 and 240 of the Act.

After-amendment	Before-amendment	Description

Article 28

The Articles of Incorporation were first made and executed on September 30, 1997. The first amendment to the Articles of Incorporation (“Amendment”) was made on January 11, 2002. The second Amendment was made on April 15, 2002. The third Amendment was made on October 2, 2003. The fourth Amendment was made on January 15, 2004. The fifth Amendment was made on June 8, 2005. The sixth Amendment was made on June 22, 2006. The seventh Amendment was made on June 26, 2008. The eighth Amendment was made on March 20, 2009. The ninth Amendment was made on April 30, 2009. The tenth Amendment was made on June 18, 2010. The eleventh Amendment was made on June 17, 2011. The twelfth Amendment was made on June 26, 2012. The thirteenth Amendment was made on June 18, 2014. The fourteenth Amendment was made on June 23, 2015.  The fifteenth Amendment was made on June 21,  2016.  The sixteenth Amendment was made on June 26, 2018.  The seventeenth Amendment was made on August 19, 2021.

Article 28

The Articles of Incorporation were first made and executed on September 30, 1997. The first amendment to the Articles of Incorporation (“Amendment”) was made on January 11, 2002. The second Amendment was made on April 15, 2002. The third Amendment was made on October 2, 2003. The fourth Amendment was made on January 15, 2004. The fifth Amendment was made on June 8, 2005. The sixth Amendment was made on June 22, 2006. The seventh Amendment was made on June 26, 2008. The eighth Amendment was made on March 20, 2009. The ninth Amendment was made on April 30, 2009. The tenth Amendment was made on June 18, 2010. The eleventh Amendment was made on June 17, 2011. The twelfth Amendment was made on June 26, 2012. The thirteenth Amendment was made on June 18, 2014. The fourteenth Amendment was made on June 23, 2015.  The fifteenth Amendment was made on June 21, 2016.  The sixteenth Amendment was made on June 26, 2018.

Proposed amendments to this provision to reflect the 17th amendments to these Articles.

Exhibit 10

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendments to the Rules of

Procedure for Shareholders Meetings

Article Number	After Amendment	Before Amendment	Explanation
Article 3	Convening shareholders meetings and shareholders meeting notices	Convening shareholders meetings and shareholders meeting notices	Proposed revisions pursuant to relevant laws and regulation.
	(omitted)	(omitted)

3.Election or dismissal of directors, amendments to the articles of incorporation, capital deductions, applications to terminate the corporation’s public status, approval for releasing directors from non-competition restrictions, capital increases by profit, capital increases by reserve, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act or Articles 26-1 and 43-6 of the Securities and Exchange Act, or Articles 56-1 and 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be set out in the notice of the reasons for convening the shareholders meeting, and the main content of any of the foregoing items shall be provided in the meeting notice as well. None of the above matters may be raised by an extraordinary motion.

3. Election or dismissal of directors, amendments to the articles of incorporation, capital deductions, applications to terminate the corporation’s public status, approval for releasing directors from non-competition restrictions, capital increases by profit, capital increases by reserve, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act or Articles 26-1 and 43-6 of the Securities and Exchange Act, or Articles 56-1 and 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be set out in the notice of the reasons for convening the shareholders meeting, and the main content of any of the foregoing items shall be provided in the meeting notice as well. None of the above matters may be raised by an extraordinary motion. The main content of any of the foregoing items shall be provided on the website of the securities authority or a website designated by the Company and the URL to such website shall be provided in the meeting notice for the relevant shareholders meeting.

Article Number	After Amendment	Before Amendment	Explanation
	(omitted)	(omitted)
Article 9	Calculation on attendance based numbers of shares and meeting (omitted)	Calculation on attendance based numbers of shares and meeting (omitted)	Proposed revisions to improve corporate governance and the rights and interests of shareholders.

2.The chair shall call the meeting to order at the appointed meeting time and announce the number of shares present at such meeting and the number of shares that are prohibited from casting votes. However, when the attending shareholders do not represent a majority of the total number of issued shares, the chair may announce a postponement, provided that no more than two such postponements, for a combined total of no more than 1 hour, may be made. If the quorum is not met after two postponements and the attending shareholders still represent less than one third of the total number of issued shares, the chair shall declare the meeting adjourned.

2.The chair shall call the meeting to order at the appointed meeting time. However, when the attending shareholders do not represent a majority of the total number of issued shares, the chair may announce a postponement, provided that no more than two such postponements, for a combined total of no more than 1 hour, may be made. If the quorum is not met after two postponements and the attending shareholders still represent less than one third of the total number of issued shares, the chair shall declare the meeting adjourned.

	(omitted)	(omitted)
Article 14	Elections	Elections	Proposed revisions to improve corporate governance and the rights and interests of shareholders.

1.The election of directors at a shareholders meeting shall be held in accordance with the applicable election and appointment rules adopted by this Corporation, and the voting results of the election of directors, and the poll of shareholders shall be announced on site immediately, including the list of the losing candidates and the number of ballots received by each of them.

(omitted)

1.The election of directors at a shareholders meeting shall be held in accordance with the applicable election and appointment rules adopted by this Corporation, and the voting results of directors, and the poll of shareholders shall be announced on-site immediately.

(omitted)

Exhibit 11

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendments to the Rules and

Procedures on Election of Directors.

Article Number	After Amendment	Before Amendment	Explanation
Article 6	Elections of the Directors shall be conducted in accordance with the candidate nomination system and procedures set out in Article 192-1 of the Companies Act.

Elections of the Directors shall be conducted in accordance with the candidate nomination system and procedures set out in Article 192-1 of the Companies Act. Other than those documents required for the review of each Director candidate’s qualifications, education and working experience, and the existence of events set out in Article 30 of the Company Act, the Company shall not arbitrarily request the provision of evidencing documents relating to additional qualifications or conditions. The Company shall further provide the outcome of the review to shareholders for their reference, so that qualified Directors will be elected.

Proposed revisions pursuant to relevant laws and regulation.
	(omitted)	(omitted)

When an independent director is dismissed for any reason, resulting in a number of director lower than that required under Paragraph 1 of Article 14-2, a by-election for independent director shall be held at the next following shareholders meeting. When all independent directors have been dismissed, the Company shall convene a special shareholders meeting to hold a by-election within 60 days from the date on which the situation arose.

When an independent director is dismissed for any reason, resulting in a number of director lower than that required under Paragraph 1 of Article 14-2 on Transaction and Security Actof the Securities Transaction Act, Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, or Subparagraph 8 on Standards for Determining Unsuitability for GTSM Listing under Article 10, Paragraph 1 of the GreTai Securities Market Rules Governing the Review of Securities for Trading on the GTSM, a by-election for independent director shall be held at the next following shareholders meeting. When all independent directors have been dismissed, the Company shall convene a special shareholders meeting to hold a by-election within 60 days from the date on which the situation arose.

Article Number	After Amendment	Before Amendment	Explanation
Article 11	(Deleted)

If the candidate is a shareholder of this Company, electors shall fill in the “candidate” column the candidate’s name and shareholder’s number on each ballot. If the candidate is not a shareholder, electors shall fill in the candidate’s name and ID number. If the candidate is a government agency or a legal entity, the full name of the government agency or the legal entity or the name of the representative should be filled in the column. If there more than one representative, the full names of the representatives should be filled in separately.

Deleted pursuant to relevant laws and regulation.
Article 12

A ballot shall be construed as null and void under the following conditions:

1. The elector has failed to use the ballot prepared by the person(s) who convened the meeting who has the authority to convene a meeting.

2. It is a blank ballot not completed by the voter.

3. The writing is unclear and illegible.

A ballot shall be construed as null and void under the following conditions:

1. The elector has failed to use the ballot prepared by the board of directors.

2. Blank ballots not completed by the voter.

3. The writing is unclear and illegible.

Proposed revisions pursuant to relevant laws and regulation.
4. The candidate whose name is filled in on the ballot is inconsistent with the list of director candidates.

4. If the candidate is a shareholder of the Company, the name or shareholder’s number of the candidate filled in the ballot is inconsistent with the shareholders’ register. If the candidate is not a shareholder of this Company, the name or ID number of the candidate filled in the ballot is incorrect.

	5. It is a ballot with other written characters in addition to the number of votes cast for the candidate.	5. Ballots with other written characters in addition to candidate’s name, shareholder’s number (ID number) and the number of votes cast for the candidate.
	6. (Deleted)	6. The name of the candidates filled in the ballots being the same as another candidate’s name and the respective shareholder’s numbers (ID numbers) not being indicated to distinguish them.